UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

__________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

__________

For the month of September 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated Financial Statements

for the half year ended June 30, 2014

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

3

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7

CONSOLIDATED CASH FLOW STATEMENT

9

STATEMENT OF CHANGES IN EQUITY

10

1. ACCOUNTING PRINCIPLES AND METHODS

13

2. USE OF MANAGEMENT ESTIMATES IN THE APPLICATION
OF GROUP ACCOUNTING STANDARDS

15

3. SIGNIFICANT EVENTS AND MAIN ACQUISITIONS AND DIVESTITURES

16

4. GOODWILL

20

5. CONCESSION INTANGIBLE ASSETS

23

6. OTHER INTANGIBLE ASSETS

23

7. PROPERTY, PLANT AND EQUIPMENT

24

8. INVESTMENTS IN JOINT VENTURES

25

9. INVESTMENTS IN ASSOCIATES

30

10. NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS

31

11. OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS

32

12. WORKING CAPITAL

33

13. CASH AND CASH EQUIVALENTS

34

14. EQUITY

35

15. NON-CURRENT AND CURRENT PROVISIONS

37

16. NON-CURRENT AND CURRENT BORROWINGS

38

17. DERIVATIVES

39

18. REVENUE

40

19. OPERATING INCOME

40

20. NET FINANCE COSTS

41

21. OTHER FINANCIAL INCOME AND EXPENSES

42

22. INCOME TAX EXPENSES

42

23. ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS
AND DIVESTITURES

43

24. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

46

25. ADDITIONAL DISCLOSURES ON FINANCIAL ASSETS AND LIABILITIES

46

26. TAX AUDIT

47

27. OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL

48

28. CONTINGENT ASSETS AND LIABILITIES

51

29. RELATED-PARTY TRANSACTIONS

55

30. SEGMENT REPORTING

55

31. POST-BALANCE SHEET EVENTS

57

32. MAIN COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

59

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS (€ million)	Notes	As of June 30, 2014	As of December 31, 2013
Goodwill	4	3,478.9	3,486.3
Concession intangible assets	5	2,096.6	2,099.3
Other intangible assets	6	786.4	719.3
Property, plant and equipment	7	4,021.2	4,160.5
Investments in joint ventures	8	2,680.1	2,905.1
Investments in associates	9	378.8	385.0
Non-consolidated investments		41.2	40.5
Non-current operating financial assets	10	1,698.4	1,698.1
Non‐current derivative instruments - Assets	17	122.6	258.3
Other non-current financial assets	11	1,881.6	2,492.0
Deferred tax assets		879.1	859.2
Non-current assets		18,064.9	19,103.6
Inventories and work-in-progress	12	442.2	434.5
Operating receivables	12	7,236.7	6,944.1
Current operating financial assets	10	106.9	97.9
Other current financial assets	11	1,295.5	628.0
Current derivative instruments ‐ Assets	17	86.9	60.7
Cash and cash equivalents	13	2,874.8	4,274.4
Assets classified as held for sale	23	4,656.6	4,698.9
Current assets		16,699.6	17,138.5
TOTAL ASSETS		34,764.5	36,242.1

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION ‐ EQUITY AND LIABILITIES (€ million)	Notes	As of June 30, 2014	As of December 31, 2013
Share capital		2,811.5	2,744.4
Additional paid-in capital		7,165.6	7,851.1
Reserves and retained earnings attributable to owners of the Company		(1,855.3)	(2,390.3)
Total equity attributable to owners of the Company	14	8,121.8	8,205.2
Total equity attributable to non-controlling interests	14	1,455.8	1,478.2
Equity	14	9,577.6	9,683.4
Non-current provisions	15	1,783.4	1,698.1
Non-current borrowings	16	8,495.6	9,496.8
Non-current derivative instruments ‐ Liabilities	17	112.5	144.0
Deferred tax liabilities		829.7	801.1
Non-current liabilities		11,221.2	12,140.0
Operating payables	12	7,782.2	7,929.9
Current provisions	15	436.7	439.7
Current borrowings	16	2,994.5	2,912.8
Current derivative instruments ‐ Liabilities	17	63.6	37.9
Bank overdrafts and other cash position items	13	133.1	216.1
Liabilities directly associated with assets classified as held for sale	23	2,555.6	2,882.3
Current liabilities		13,965.7	14,418.7
TOTAL EQUITY AND LIABILITIES		34,764.5	36,242.1

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Half-year ended June 30, 2014	Half-year ended June 30, 2013, Re-presented(1)
Revenue	18	11,231.5	11,073.8
o/w Revenue from operating financial assets		87.8	91.1
Cost of sales		(9,393.9)	(9,300.4)
Selling costs		(258.2)	(264.0)
General and administrative expenses		(1,161.1)	(1,158.1)
Other operating revenue and expenses		(0.4)	12.6
Operating income	19	417.9	363.9
Share of net income (loss) of equity-accounted entities	19	120.9	111.8
o/w share of net income (loss) of joint ventures	8	104.3	99.5
o/w share of net income (loss) of associates	9	16.6	12.3
Operating income after share of net income (loss) of equity-accounted entities	19	538.8	475.7
Finance costs	20	(250.9)	(328.1)
Income from cash and cash equivalents	20	24.3	22.5
Other financial income and expenses	21	16.3	13.4
Income tax expense	22	(100.1)	(76.1)
Share of net income (loss) of other equity-accounted entities	8	4.4	(5.5)
Net income (loss) from continuing operations		232.8	101.9
Net income (loss) from discontinued operations	23	(22.4)	(16.4)
Net income for the period		210.4	85.5
Attributable to owners of the Company		151.1	0.8
Attributable to non-controlling interests in euros	24	59.3	84.7

(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		0.15	(0.03)
Basic		0.15	(0.03)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		0.18	0.01
Basic		0.18	0.01
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		(0.03)	(0.04)
Basic		(0.03)	(0.04)

(1)

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

•

discontinued operations in the course of divestiture:

-

urban lighting activities (Citelum);

-

Water activities in Morocco

•

discontinued operations divested:

-

the share of net income (loss) of the associate Berlin Water to December 2, 2013;

are presented retrospectively in a separate line, Net income (loss) from discontinued operations, for the half-year ended June 30, 2013 (See Notes 3 and 23).

Furthermore, as described in Note 3.3.2, the contribution of Transdev Group was transferred to continuing operations for the half-years ended June 30, 2014 and June 30, 2013.

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

(2)

Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2013 net income per share was adjusted following the distribution of a scrip dividend in May 2014. The adjusted weighted average number of shares is therefore 510,034,028 million (basic and diluted) as of June 30, 2013.

Basic earnings per share is calculated by dividing adjusted net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period. Pursuant to IAS 33.9 and IAS 12, net income attributable to owners of the Company has been adjusted to take into account the cost of the coupon payable to holders of deeply subordinated securities issued by Veolia Environnement.

As of June 30, 2014, the weighted average number of shares outstanding is 536,191,039 million (basic and diluted)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, Re-presented

Net income for the period	210.4	85.5

Actuarial gains and losses on pension obligations	(26.9)	(48.1)
Related income tax expense	1.3	11.2

Amount net of tax	(25.6)	(36.9)

Other items of comprehensive income not subsequently released to net income	(25.6)	(36.9)

o/w attributable to joint ventures	5.9	(4.7)
o/w attributable to associates	-	(0.1)

Fair value adjustments on available-for-sale assets	(0.5)	1.5
Related income tax expense	-	0.2
Amount net of tax	(0.5)	1.7

Fair value adjustments on cash flow hedge derivatives	(6.5)	25.9
Related income tax expense	1.4	(9.3)
Amount net of tax	(5.1)	16.6

Foreign exchange gains and losses
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	7.6	(81.9)
Amount net of tax	7.6	(81.9)
- On the net financing of foreign operations	(8.7)	19.3
- Related income tax expense	0.8	(0.3)
Amount net of tax	(7.9)	19.0

Other items of comprehensive income subsequently released to net income	(5.9)	(44.6)

o/w attributable to joint ventures (2)	(34.3)	21.9
o/w attributable to associates	2.0	(2.0)

Total Other comprehensive income (1)	(31.5)	(81.5)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	178.9	4.0
Attributable to owners of the Company	128.3	(73.1)
Attributable to non-controlling interests	50.6	77.1

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

(1)

Other comprehensive income attributable to discontinued operations as defined in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, totaled -€6.8 million for the half-year ended June 30, 2014 and -€0.8 million for the half-year ended June 30, 2013.

(2)

The share attributable to joint ventures mainly concerns:

For the half-year ended June 30, 2014:

-

Fluctuation of foreign exchange translation reserves of chinese concessions (-€22.6 million) ;

-

Impact on foreign exchange translation reserves of the divestiture of Marius Pedersen (-€6.0 million).

For the half-year ended June 30, 2013:

-

Fair value adjustments on the Alwathba cash flow hedge derivative in the amount of +€4.9 million and on the Glen Water cash flow hedge derivative in the amount of +€4.0 million;

-

Foreign exchange gains and losses on the net financing of foreign operations in Dalkia International in the amount of +€7.8 million.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Half-year ended June 30, 2014	Half-year ended June 30, 2013, Re-presented
Net income for the period		210.4	85.5
Operating depreciation, amortization, provisions and impairment losses		608.3	593.4
Financial amortization and impairment losses		7.5	16.1
Gains/losses on disposal and dilution		(4.7)	(17.2)
Share of net income (loss) of joint ventures	8	(109.6)	(94.2)
Share of net income (loss) of associates	9	(16.6)	(21.9)
Dividends received	21	(1.8)	(1.6)
Finance costs and finance income	20 & 23	238.0	317.8
Income tax expense	22 & 23	100.0	80.7
Other items		18.0	30.0
Operating cash flow before changes in working capital		1,049.5	988.6
Changes in operating working capital	12	(586.4)	(748.8)
Income taxes paid		(83.4)	(123.3)
Net cash from operating activities		379.7	116.5
Including Net cash from operating activities of discontinued operations	23	(27.3)	(14.6)
Industrial investments		(497.7)	(525.5)
Proceeds on disposal of intangible assets and property plant and equipment		28.3	30.4
Purchases of investments		(36.4)	(3.3)
Proceeds on disposal of financial assets		278.9	85.7
Operating financial assets
New operating financial assets		(77.4)	(75.6)
Principal payments on operating financial assets		90.8	94.6
Dividends received (including dividends received from joint ventures and associates)	21	50.0	75.6
New non-current loans granted		(242.0)	(489.6)
Principal payments on non-current loans		195.0	11.2
Net decrease/increase in current loans		18.6	139.9
Net cash used in investing activities		(191.9)	(656.6)
Including Net cash used in investing activities of discontinued operations	23	(32.4)	(31.9)
Net increase/decrease in current borrowings	16	(887.9)	(599.0)
New non-current borrowings and other debts	16	112.1	81.3
Principal payments on non-current borrowings and other debts	16	(27.6)	(1,180.6)
Proceeds on issue of shares		-	0.4
Share capital reduction		-	-
Transactions with non-controlling interests: partial purchases		(91.6)	(8.5)
Transactions with non-controlling interests: partial sales		2.1	1.3
Proceeds on issue of deeply subordinated securities	14 & 16	-	1,470.2
Coupons on deeply subordinated securities		(68.0)	(16.6)
Purchases of/proceeds from treasury shares		-	-
Dividends paid		(246.5)	(171.6)
Interest paid		(306.4)	(459.5)
Net cash used in financing activities		(1,513.8)	(882.6)
Including Net cash used in financing activities of discontinued operations	23	(26.5)	(38.5)
NET CASH AT THE BEGINNING OF THE YEAR		4,058.3	4,745.3
Effect of foreign exchange rate changes and other		9.4	99.9
NET CASH AT THE END OF THE YEAR		2,741.7	3,422.5
Cash and cash equivalents	13	2,874.8	3,683.4
Bank overdrafts and other cash position items	13	133.1	260.9
NET CASH AT THE END OF THE YEAR		2,741.7	3,422.5

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Deeply subordinated securities	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of January 1, 2013	522,086,849	2,610.4	8,466.3	-	(442.5)	(3,690.2)	222.3	(60.1)	7,106.2	1,391.4	8,497.6
Issues of share capital of the parent company	26,788,859	134.0	93.3	-	-	-	-	-	227.3	-	227.3
Issues of deeply subordinated securities	-	-	-	1,470.2	-	-	-	-	1,470.2	-	1,470.2
Coupon on deeply subordinated securities	-	-	-	(16.6)	-	-	-	-	(16.6)	-	(16.6)
Parent company dividend distribution	-	-	(708.4)	-	-	352.9	-	-	(355.5)	-	(355.5)
Elimination of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	-		-	-	-
Third party share in share capital increases of subsidiaries	-	-	-	-	-	-	-	-	-	0.4	0.4
Third party share in dividend distributions of subsidiaries	-	-	-	-	-	-	-	-	-	(43.4)	(43.4)
Transactions with non-controlling interests	-	-	-	-	-	(4.6)	-	-	(4.6)	(3.5)	(8.1)
Total transactions with non-controlling interests	26,788,859	134.0	(615.1)	1,453.6	-	348.3	-	-	1,320.8	(46.5)	1,274.3
Other comprehensive income	-	-	-	-	-	(35.2)	(55.5)	16.8	(73.9)	(7.6)	(81.5)
Net income for the period	-	-	-	-	-	0.8	-	-	0.8	84.7	85.5
Total comprehensive income for the period	-	-	-	-	-	(34.4)	(55.5)	16.8	(73.1)	77.1	4.0
Other changes	-	-	-	-	-	2.4	-	-	2.4	(17.0)	(14.6)
As of June 30, 2013	548,875,708	2,744.4	7,851.2	1,453.6	(442.5)	(3,373.9)	166.8	-43.3	8,356.3	1,405.0	9,761.3

Veolia Environnement Consolidated Financial Statements for the half year ended June 30, 2014

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Deeply subordinated securities	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2013	548,875,708	2,744.4	7,851.1	1,453.6	(442.5)	(3,472.4)	105.2	(34.2)	8,205.2	1,478.2	9,683.4
Issues of share capital of the parent company	13,426,093	67.1	107.2	-	-	-	-	-	174.3	-	174.3
Issues of deeply subordinated securities	-	-	-	-	-	-	-	-	-	-	-
Coupon on deeply subordinated securities	-	-	-	(68.0)	-	-	-	-	(68.0)	-	(68.0)
Parent company dividend distribution	-	-	(792.7)	-	-	418.5	-	-	(374.2)	-	(374.2)
Elimination of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	-	-	-	-
Third party share in share capital increases of subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Third party share in dividend distributions of subsidiaries	-	-	-	-	-	-	-	-	-	(46.6)	(46.6)
Transactions with non-controlling interests	-	-	-	-	-	55.5	-	-	55.5	(50.6)	4.9
Total transactions with non-controlling interests	13,426,093	67.1	(685.5)	(68.0)	-	474.0	-	-	(212.4)	(97.2)	(309.6)
Other comprehensive income	-	-	-	-	-	(25.0)	8.3	(6.1)	(22.8)	(8.7)	(31.5)
Net income for the period	-	-	-	-	-	151.1	-	-	151.1	59.3	210.4
Total comprehensive income for the period	-	-	-	-	-	126.1	8.3	(6.1)	128.3	50.6	178.9
Other changes	-	-	-	-	-	0.7	-	-	0.7	24.2	24.9
As of June 30, 2014	562,301,801	2,811.5	7,165.6	1,385.6	(442.5)	(2,871.6)	113.5	(40.3)	8,121.8	1,455.8	9,577.6

The dividend distribution per share was €0.70 for fiscal year 2014 and €0.70 for fiscal year 2013. In 2014 and 2013, a portion of the dividend was paid in shares.

The total dividend paid recorded in the Consolidated Cash Flow Statement of -€247 million and -€172 million for the half-years ended June 30, 2014 and June 30, 2013, respectively, breaks down as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Parent company dividend distribution	(374)	(356)
Third party share in dividend distributions of subsidiaries	(47)	(43)
Scrip dividend (1)	174	227
TOTAL DIVIDEND PAID	(247)	(172)

(1)The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

1. Accounting principles and methods

The Group’s condensed interim consolidated financial statements for the half-year ended June 30, 2014 were prepared under the responsibility of the Board of Directors, which met on August 27, 2014.

1.1 Accounting standards framework

1.1.1 Basis underlying the preparation of the financial information

Pursuant to European Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of Veolia Group (the “Group”) for the half-year ended June 30, 2014 were prepared in accordance with IAS 34, Interim Financial Reporting. As they are condensed financial statements, they do not include all the disclosures required under IFRS for annual financial statements and must be read in conjunction with the Group financial statements for the year ended December 31, 2013.

The accounting principles used for the preparation of the condensed interim consolidated financial statements are in accordance with the IFRS standards and interpretations as adopted by the European Union. These standards and interpretations may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

These half-year financial statements have been drawn up in accordance with the principles used for the preparation of the 2013 consolidated financial statements, except for the items presented below and the specific requirements of IAS 34.

1.1.2 New standards and interpretations

The accounting policies and methods are presented in detail in Note 1 of the Consolidated financial statements for the year ended December 31, 2013.

Texts of mandatory effect for the first time within the Group as of January 1, 2014

•

Amendments to IAS 32, seeking to clarify the principles for offsetting financial assets and liabilities;

•

Amendments to IAS 36, Impairment of Assets, relating to required disclosures on the recoverable amount of non-financial assets;

•

Amendments to IAS 39, Financial Instruments: Recognition and Measurement, on novation of derivatives and continuation of hedge accounting.

These interpretations and amendments did not have a material impact on the condensed interim consolidated financial statements of the Group for the half-year ended June 30, 2014.

Texts which enter into mandatory effect after June 30, 2014

•

IFRS 15, Revenue from Contracts with Customers;

•

IFRS 9, Financial Instruments;

•

Amendments to IFRS 7 relating to disclosures on transition to IFRS 9;

•

Amendments to IAS 19, Employee Benefits: employee contributions to defined benefit plans, aimed at simplifying the accounting for contributions that are independent of the number of years of employee service;

•

Amendments to IAS 16 and IAS 38, aimed at clarifying acceptable methods of depreciation and amortization;

•

Amendment to IFRS 11, Joint Arrangements, providing guidance on how to account for acquisition of interest in a joint arrangement;

•

Amendments resulting from the IFRS annual improvements process (2010-2012 and 2011-2013 cycles).

The first-time application of the provisions of IFRIC 21, Levies, which provides guidance on recognizing a liability for a levy imposed by a government, will concern the annual consolidated financial statements of the Group for the year ended December 31, 2014.

Subject to their definitive adoption by the European Union, these standards, amendments and interpretations are of mandatory application from January 1, 2015 or later. The Group is currently assessing the potential impact of the first-time application of these texts.

1.1.3 Seasonality of Group activity

Group activities are, by nature, subject to seasonal changes and climatic conditions. Therefore, in Energy Services business, the majority of operating income is realized in the first and fourth quarters corresponding to heating periods in Europe. In the Water sector, water consumption for domestic use and wastewater treatment are higher between May and September in the Northern hemisphere, where the Group conducts most of its business.

Accordingly, the interim results of the Group for the half-year ended June 30, 2014 and certain key performance indicators such as working capital reflect the impact of these combined factors and therefore may not be extrapolated over the whole year.

1.2 Translation of foreign subsidiaries' financial statements

The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Period-end exchange rate (one foreign currency unit = €xx)	As of June 30, 2014	As of June 30, 2013	As of December 31, 2013
U.S. Dollar	0.7322	0.7645	0.7251
Pound Sterling	1.2477	1.1666	1.1995
Chinese renminbi yuan	0.1180	0.1246	0.1198
Australian dollar	0.6879	0.7057	0.6483

Average exchange rate (one foreign currency unit = €xx)	Half-year ended June 30, 2014	Half-year ended June 30, 2013	Year ended December 31, 2013
U.S. Dollar	0.7297	0.7613	0.7529
Pound Sterling	1.2175	1.1750	1.1776
Chinese renminbi yuan	0.1183	0.1230	0.1225
Australian dollar	0.6673	0.7715	0.7263

2. Use of management estimates in the application of Group accounting standards

Veolia Environnement may be required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results may be different from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and prior periods if they are also affected by the change.

Accounting estimates underlying the preparation of the accounts were made in an uncertain economic and financial environment (volatile financial markets, government austerity measures, etc.) making economic forecasting more difficult. In this context, the interim consolidated financial statements were prepared based on the current environment, particularly with respect to the estimates presented below.

Veolia Environnement must make assumptions and judgments when assessing the level of control exercised over certain investments and particularly when defining relevant activities and identifying substantial rights. Those judgments are reassessed when the facts and circumstances change.

Pursuant to the provisions of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the Group must exercise judgment in determining whether the criteria for recognizing an asset or group of assets as held for sale are met and in remeasuring these assets. Furthermore, discontinued operations are identified with respect to criteria also defined in IFRS 5. Those assessments are reviewed at each period end taking account of any changes in facts or circumstances.

Notes 1 and 4 on goodwill and business combinations present the methods adopted for the fair value measurement of identifiable assets acquired and liabilities assumed in business combinations. Allocations are based on future cash flow assumptions and discount rates.

Notes 1, 4 and 19 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned.

Notes 1and 17 describe the principles adopted for the determination of financial instrument fair values.

Note 22 concerns the Group’s income tax expense. The income tax expense for the period is calculated by applying the estimated effective annual tax rate to the pre-tax income of the period, adjusted for any one-off items.

Notes 15 and 28 on provisions, the employee benefit obligation and contingent assets and liabilities, detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

In particular, in accordance with Group practice, discount rates used pursuant to IAS 36, Impairment of Assets, correspond to the weighted-average cost of capital calculated annually at the end of the first-half year in each of the relevant geographic areas. With regards more specifically to the euro zone, a specific risk premium is included in the calculation of the weighted average cost of capital of entities located in the following countries: Spain, Ireland, Italy, Portugal and Slovenia.

At the June 30, 2014 period-end, rates were reviewed taking account of current conditions and the use of the following procedures:

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used includes a risk-free interest rate and a risk premium specific to the underlying assets and liabilities;

•

Application of IAS 19 revised, Employee Benefits: commitments were measured using a range of market indices and, in particular the Iboxx index.

3. Significant events and main acquisitions and divestitures

3.1 Ongoing process of the transformation plan

3.1.1  Transformation of the Group organizational structure

The reorganization of the Group as announced on July 8th, 2013, led to adapt, from January 1st, 2014:

•

the segment reporting structure so as to reflect the Group’s performance as monitored by the Chief Operating Decision Maker. Financial information is now reported according to the following segments:

-

France,

-

Europe, excluding France,

-

Rest of the world,

-

Global Businesses,

-

Dalkia,

-

Other.

Until completion of the Dalkia transaction on July 25th, 2014, Dalkia’s contribution to Group performance indicators are presented on a separate segment;

•

impairment testing on goodwill and other intangible assets with an indefinite useful life, which is now performed either at the level of the country where the Group is present, or by grouping all cash-generating units within a country.

3.1.2 Changes in governance

On Thursday April 24, 2014th, the Combined Shareholders’ Meeting of Veolia, chaired by Mr. Antoine Frérot, Chairman and Chief Executive Officer of the Company, approved all the resolutions on its agenda.

In addition, the Board of Directors meeting on the same day, renewed Mr. Antoine Frérot’s term of office as Chairman and Chief Executive Officer.

Following this Combined Shareholders’ Meeting, Veolia’s Board of Directors consists of fourteen voting directors and one non-voting director:

- Mr. Antoine Frérot, Chairman and Chief Executive Officer;

- Mr. Louis Schweitzer, Vice-Chairman and Lead Independent Director;

- Mr. Jacques Aschenbroich;

- Mrs. Maryse Aulagnon;

- Mr. Daniel Bouton;

- Caisse des dépôts et consignations, represented by Olivier Mareuse;

- Groupama SA, represented by Mr. Georges Ralli;

- Mrs.Marion Guillou;

- Mr. Serge Michel;

- Mr. Baudouin Prot;

- Qatari Diar Real Estate Investment Company, represented by Mr. Khaled Mohamed Ebrahim Al Sayed;

- Mrs. Nathalie Rachou;

- Mr. Paolo Scaroni;

-

- Mr. Paul-Louis Girardot, non-voting director.

The composition of the four Board Committees is as follows:

-

- Accounts and Audit Committee: Messrs. Daniel Bouton (Chairman) and Jacques Aschenbroich, Mrs. Nathalie Rachou and an employee director (to be appointed at a later date).

-

- Appointments Committee: Messrs. Louis Schweitzer (Chairman), Pierre-André de Chalendar and Serge Michel and Mrs. Maryse Aulagnon.

-

- Compensation Committee: Messrs. Louis Schweitzer (Chairman), Daniel Bouton and Serge Michel and an employee director (to be appointed at a later date).

-

- Research, Innovation and Sustainable Development Committee: Messrs. Jacques Aschenbroich (Chairman), Pierre-André de Chalendar, Paul-Louis Girardot and Mrs. Marion Guillou.

3.1.3 Completion of the transaction between Veolia and EDF related to Dalkia

On July 25th, 2014, EDF and Veolia closed the transaction associated with the agreement signed on March 25th, 2014 related to their joint subsidiary Dalkia, one of the world's leading providers of energy services. The signed agreement was in line with the principles announced on October 28th, 2013.

As part of this agreement, EDF has acquired all of the Dalkia Group’s activities in France (including Citelum), under Dalkia’s brand, while Dalkia’s international operations are taken by Veolia.

This transaction, announced in October 2013, was subject to the approval of the relevant competition authorities, which was obtained at the end of June 2014.

Accordingly, this transaction is reflected as follows in the Group’s consolidated financial statements as of and for the six months ended June 30, 2014 (unchanged compared to the 2013 annual financial statements):

•

Transfer of Dalkia’s assets and liabilities in France to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the consolidated statement of financial position, pursuant to IFRS 5;

•

Remeasurement of Dalkia France assets and liabilities at the lower of net carrying amount and fair value less costs to sell, without any impact on the consolidated financial statements of the Group as of June 30th, 2014.

Furthermore, until the transaction completion date, the Group’s investment in the Dalkia International joint venture remained equity accounted. Following completion of the transaction on July 25, 2014, Dalkia’s international activities are held exclusively by the Group and fully consolidated (see also Note 31).

3.2 Changes in Group structure

3.2.1 Principal divestitures

On June 27th, 2014, Veolia completed the divestiture of its 65% stake in Marius Pedersen Group, joint-venture, to Fondation Marius Pedersen for a consideration of €240 million. Marius Pedersen Group provides solid waste management services in Denmark, Czech Republic and Slovakia.

3.2.2 SNCM

Due to the ongoing difficulties of Société Nationale Corse Méditerranée (SNCM) in 2014, Veolia was unable to withdraw from Transdev Group.

Nonetheless, given the Group’s confirmed desire to continue its withdrawal from the transportation business, the Group’s investment in Transdev Group does not represent an extension of the Group’s businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013.

SNCM remains equity-accounted indirectly as part of the Transdev Group joint venture.

Events during the first-half of 2014

The French State became a direct shareholder of SNCM on January 23, 2014 and granted SNCM two successive advances totaling €20 million. The French State, as shareholder, thus participates directly in the financing of SNCM and in the definition of its industrial strategy.

During the meeting of the Supervisory Board on January 22, 2014, Transdev’s representatives expressed that they no longer believed in SNCM’s long-term plan, notably due to the numerous legal uncertainties and to certain commercial and financial assumptions deemed excessively optimistic. This position was reiterated in a letter written by the Chairman of Transdev to the Minister of Transport, on January 28, 2014.

After several meetings of the SNCM’s Supervisory Board between March and May 2014, where the decisions (signature of a letter of intent for the order of four ships, refusal to convene a general shareholders’ meeting with a view to removing the Chairman of the Supervisory Board) were made, with the support of the French State as shareholder, against the position of Transdev, the Supervisory Board decided on May 12, 2014 not to renew the mandate of the Chairman of the Management Board and appointed Mr. Diehl as the new chairman on May 28, 2014. During SNCM’s general shareholders’ meeting of July 3, 2014, the Chairman of the supervisory board was removed and Mr. Nanty became a member of the Supervisory Boardboard and was elected Chairman of the supervisory board on July 23, 2014.

During the Supervisory Board meeting of June 27, 2014, the French State and Transdev refused to participate in the vote on the extension of the letter of intent for the order of four ships, which rendered the letter null. On the same day, the Supervisory Board voted for the extension for one year (until June 30, 2015) of the maturity of the credit agreements granted by Transdev, Veolia Environnement and CGMF, subject to compliance with contractual clauses. The Supervisory Board meeting of January 22, 2014 had voted for the escrow of the Napoléon Bonaparte insurance compensation of €60 million (adjusted to €57.15 million), intended to finance voluntary redundancies as well as the resulting restructuring costs. The Group agreed to extend the expiry date of its credit (€14.37 million) subject to the retention of the aforementioned escrow and to the use of the insurance compensation solely for the payment of severance compensation to SNCM employees.

At the beginning of July 2014, the Secretary of State for Transport and the Prime Minister publicly stated they were in favor of placing SNCM in receivership. On July 10, 2014, the SNCM labor organization suspended their strike movement, initiated on June 24, 2014, following decisions approved by Transdev with the authorization of a majority vote of its Board members. This agreement, signed by M. Gilles Bélier appointed by the Government to monitor the mediation in the presence of Mr. Michel Cadot, prefect of Bouches du Rhônes and prefect of the Provence-Alpes-Côte-d’Azur region, provides for a moratorium on the initiation of receivership proceedings for a period of four months (unless SNCM become insolvent). As the Transdev press release of July 10, 2014 indicates, this agreement will enable the parties concerned to work, between now and the end of October 2014, on the implementation of solutions for the future of the company’s activities, which will undergo a “discontinuity solution” in connection with a controlled receivership proceeding which is the supported solution by the Group. The Group considers that the only solution is a receivership proceeding as soon as possible which will allow to save a bigger portion of the Napoléon Bonaparte insurance indemnity for the payment of severance compensation to SNCM employees during the necessary restructuring of SNCM.

Impacts on the interim financial statements for the half-year ended June 30, 2014

As for the financial statements as of and for the year ended December 31, 2013, the Group’s financial statements as of and for the half-year ended June 30, 2014 were prepared based on the reasonable assumption that the Group will cease to provide any additional financing and that any solution to discontinue will be carried out through a court-supervised receivership.

Considering recent events and the positions defended by the French State, the Group considers that the main scenario, used as the basis for the Group’s accounting treatment of SNCM, is an appropriate collective procedure accompanied by a divestment plan and a settlement agreement which is more than ever supported by recent events.

Accordingly, as for the 2013 financial statements, the accounting treatment adopted for the half-year ended June 30, 2014 is based on a fair assessment of the financial exposure of the Group through its indirect investment in SNCM.

Under this scenario, the repayments claimed by the European Commission pursuant to the disputes regarding the privatization process (€220 million excluding interest) and compensation paid for so-called complementary services (€220 million excluding interest), would not be paid (see Note 28, Contingent assets and liabilities in the interim consolidated financial statements).  Should this scenario not prevail, the Company would then reassess the financial effects.

3.3 Group financing

3.3.1 Payment of the dividend

Following approval at the Annual General Shareholders’ Meeting of April 24th, 2014, the Group offered shareholders a choice of payment of the dividend in cash or shares. The share payment option was taken-up for 46.67% of dividends payable, resulting in the creation of 13,426,093 shares representing approximately 2.38% of share capital and 2.44% of voting rights. Accordingly, the dividend payment in cash totaled €199.5 million and was paid on or after May 28th, 2014.

3.3.2 Early reversal of a portion of the swap portfolio

In June 2014, the Group launched an early reversal of its portfolio of euro interest rate floating-rate payer swaps. The swaps unwound were classified as fair value hedges of bonds issued by Veolia Environnement. Balancing cash payments by the banks totaled €98.6 million and concerned notional outstandings of €2,850 million.

4. Goodwill

Goodwill breaks down as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
Gross	4,197.6	4,233.6
Impairment losses	(718.7)	(747.3)
NET	3,478.9	3,486.3

The net carrying amount of goodwill as of June 30, 2014 breaks down by operating segment as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
France	1,122.8	1,119.5
Europe, excluding France	1,438.5	1,408.6
Rest of the world	423.0	462.4
Global Businesses	442.9	441.4
Dalkia	-	-
Other	51.7	54.4
GOODWILL	3,478.9	3,486.3

Movement in the net carrying amount as of June 30, 2014

The €7.4 million decrease in goodwill in the first-half of 2014 is mainly attributable to:

•

changes in consolidation scope of -€49.6 million, including in particular the -€46.4 million adjustment to Proactica Medio Ambiente goodwill;

•

transfers to assets classified as held for sale of environmental services in Poland and Group activities in Israel impacting gross values for -€34.1 million and impairment losses for +€32.0 million ;

•

foreign exchange gains of €37.6 million, mainly attributable to fluctuations against the euro of the British pound and Australian dollar in the amount of +€31.7 million and +€5.0 million, respectively.

Proactiva Medio Ambiente goodwill

As a reminder, on November 28th, 2013, Veolia completed the acquisition of the 50% stake in Proactiva Medio Ambiente historically held by the Fomento de Construcciones y Contratas (FCC) group, increasing the Group’s stake in this company to 100%.

The transaction was performed for a total consideration of €150 million, corresponding to a cash payment of €125 million paid on the date of acquisition of control, a reverse earn-out of €20 million tied to activity growth in one of the countries where Proactiva Medio Ambiente operates and a further €5 million tied to the renewal of the Buenos Aires contract. Renewal of this contract was signed in January 2014 and €5 million was paid to FCC in the first-half of the year.

The terms and conditions of this transaction and the disclosures required by IFRS 3, Business Combinations, were presented in Note 3.3.1 to the Group consolidated financial statements for the year ended December 31, 2013.

As of June 30, 2014 and the provisional goodwill of €193 million recognized at the end of 2013 was adjusted to €146.8 million. Fair value remeasurement procedures primarily concerned the valuation of contracts carried out by Proactiva Medio Ambiente.

The fair values attributed to the identifiable assets and liabilities of Proactiva Medio Ambiente at the acquisition date are presented below:

(€ million)	Fair value
Assets
Non-current assets
Intangible assets	299.4
Property, plant and equipment	64.0
Other non-current assets	66.6
Current assets
Trade and other receivables	185.6
Other current assets	37.1
Cash and cash equivalents	65.0

Liabilities and equity
Non-controlling interests	(89.2)
Non-current liabilities
Provisions	(70.0)
Borrowings	(54.9)
Other non-current liabilities	(46.6)
Current liabilities
Borrowings	(123.1)
Trade and other payables	(180.3)
Other current liabilities	(5.4)

Share of net assets acquired by the Group	148.2
Consideration transferred (*)	295.0
Goodwill	146.8
(*) The consideration transferred takes account of the buyout by certain Proactiva Medio Ambiente companies of non-controlling interests.

Main goodwill balances by cash-generating unit as of June 30, 2014

The main goodwill balances in net carrying amount by cash-generating unit or group of cash-generating units within a country (amounts in excess of €200 million) are as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
France ‐Water	867.5	864.2
France ‐ Environmental Services	255.3	255.3
British Islands	786.9	756.9
VWS	284.9	283.3
Germany	367.8	367.8
Czech republic	214.1	214.3
Goodwill balances > €200 million	2,776.5	2,741.8
Other goodwill balances < €200 million	702.4	744.5
TOTAL GOODWILL	3,478.9	3,486.3

Impairment tests for the half-year ended June 30, 2014

Goodwill and other intangible assets with an indefinite useful life are subject to annual impairment tests, in accordance with the Group timetable.

There has been no change in the methodology used to calculate the recoverable amount of cash-generating units.

As part of June 30, 2014 period-end procedures, tests were performed on cash-generating units presenting an indication of loss in value during the first six months of 2014.

Tests conducted take into account the most recent revised data forecasts and the discount rates adopted as of June 30, 2014.

On this basis, no additional impairment was recognized as of June 30, 2014.

5. Concession intangible assets

Concession intangible assets break down by operating segment as follows:

(€ million)	As of June 30, 2014			Net carrying amount as of December 31, 2013
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
France	1,374.4	(710.7)	663.7	671.4
Europe, excluding France	1,709.4	(632.5)	1,076.9	1,020.5
Rest of the world	761.8	(410.5)	351.3	402.1
Global Businesses	23.8	(19.1)	4.7	5.3
Dalkia	-	-	-	-
Other	-	-	-	-
CONCESSION INTANGIBLE ASSETS	3,869.4	(1,772.8)	2,096.6	2,099.3

The €2.7 million decrease in the net carrying amount of concession intangible assets is mainly attributable to:

•

additions in the amount of €201.8 million (including €86.0 million in the Europe excluding France segment);

•

amortization charges and impairment losses of €158.1 million;

•

foreign exchange translation gains of €24.6 million (mainly attributable to fluctuations in the British pound against the euro).

6. Other intangible assets

Other intangible assets break down as follows:

(€ million)	As of June 30,2014	As of December 31, 2013
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	13.9	14.4
Intangible assets with a definite useful life, gross	2,837.3	2,772.1
Amortization and impairment losses	(2,064.8)	(2,067.2)
INTANGIBLE ASSETS WITH AN DEFINITE USEFUL LIFE, NET	772.5	704.9
INTANGIBLE ASSETS, NET	786.4	719.3

The €67.1 million increase in the net carrying amount of other intangible assets is mainly attributable to:

•

the fair value remeasurement of Proactiva Medio Ambiente purchased contractual rights in the amount of €123.0 million;

•

investments in the amount of €34.4 million, including software of €25.3 million;

•

amortization charges and impairment losses of €95.1 million.

7. Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during the first six months of 2014 are as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
Property, plant and equipment, gross	11,287.7	11,251.5
Depreciation and impairment losses	(7,266.5)	(7,091.0)
PROPERTY, PLANT AND EQUIPMENT, NET	4,021.2	4,160.5

The €139.3 million decrease in property, plant and equipment is mainly attributable to:

•

investments of €213.7 million (including €44.5 million in France, €52.7 million in Europe excluding France and €50.2 million in the Rest of the World);

•

charges to depreciation and impairment losses of €372.0 million;

•

the transfer to assets held for sale of Group activities in the amount of -€110.5 million, including -€17.3 million in Poland in Waste activities and -€50.8 million in Israel;

•

foreign exchange gains of €41.8 million (including €16.0 million in Europe excluding France and €23.4 million in the Rest of the World), mainly attributable to the appreciation against the euro of the British pound in the amount of €16.9 million, the Australian dollar in the amount of €13.8 million and the US dollar in the amount of €6.8 million.

Property, plant and equipment break down by operating segment as follows:

	As of June 30, 2014			Net carrying amount as of December 31, 2013
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
France	3,650.2	(2,560.8)	1,089.4	1,151.8
Europe, excluding France	2,652.8	(1,686.3)	966.5	1,022.4
Rest of the world	2,821.7	(1,531.8)	1,289.9	1,219.4
Global Businesses	1,872.7	(1,314.0)	558.7	577.7
Dalkia	-	-	-	-
Other	290.3	(173.6)	116.7	189.2
Property, plant and equipment	11,287.7	(7,266.5)	4,021.2	4,160.5

Property, plant and equipment by class of assets is as follows:

(€ million)	As of June 30, 2014			Net carrying amount as of December 31, 2013
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	934.9	(511.4)	423.5	396.4
Buildings	2,040.9	(1,140.3)	900.6	934.2
Technical installations, plant and equipment	4,931.6	(3,082.0)	1,849.6	1,860.0
Travelling systems and other vehicles	1,654.1	(1,284.4)	369.7	402.5
Other property, plant and equipment	1,460.9	(1,244.3)	216.6	247.2
Property, plant and equipment in progress	265.3	(4.1)	261.2	320.2
PROPERTY, PLANT AND EQUIPMENT	11,287.7	(7,266.5)	4,021.2	4,160.5

8. Investments in joint ventures

(€ million)	Share of equity		Share of net income
	As of June 30, 2014	As of December 31, 2013	Half-year ended June 30, 2014	Year ended December 31, 2013	Half-year ended June 30, 2013
Dalkia International	807.7	791.2	26.0	25.0	59.5
Chinese Water concessions	1,339.9	1,354.1	9.9	9.0	10.4
Other	532.5	759.8	24.1	(6.8)	27.1
o/w Transdev Group	388.3	380.6	4.4	(51.5)	(5.5)
Total	2,680.1	2,905.1	60.0	27.2	94.2
o/w share of net income (loss) of equity-accounted entities in continuing operations (a)			59.1	26.8	94.0
o/w share of net income (loss) of equity-accounted entities in discontinued operations			0.9	0.4	0.2
capital gains or losses on disposals and fair value remeasurement (b)			49.6(**)	82.0(*)	-

Impacts on income/(loss) from continuing operations in the consolidated income statement (a)+(b)			108.7	108.8	94.0
Share of net income/(loss) of joint ventures			104.3	160.3	99.5
Share of net income/(loss) of other equity-accounted entities			4.4	(51.5)	(5.5)
(*) Fair value remeasurement of the investment previously held in Proactiva Medio Ambiente. (**) Capital gains on Marius Pedersen and Technoborgo disposals.

As disclosed in Note 3.2.1., the Group sold its investment in the Marius Pedersen Group (a specialist in solid waste management services in Denmark, Czech republic and Slovakia) on June 30, 2014 for a consideration of €240 million, generating a capital gain on disposal of €48.9 million.

8.1 Material joint ventures

The Group’s material joint ventures as of June 30, 2014 are as follows:

-

Dalkia International in the Energy Services business, operating primarily in China, Italy, Poland, Czech republic and Baltic States;

-

the Chinese concessions in the Water business, comprising a combination of approximately twenty separate legal entities in which the Group holds interests of between 21% and 50% as of June 30, 2014; the most significant concessions in terms of revenue are Shenzhen (25% interest) and Shanghai (50% interest).

Summarized financial information (at 100%) in respect of the Group’s material joint ventures is set out below. The summarized financial information below represents amounts shown in the joint ventures’ financial statements prepared in accordance with IFRS standards, adjusted to reflect fair value adjustments performed on acquisition and adjustments recorded to comply with Group accounting principles, when applying the equity method.

Summarized financial information (at 100%) - Dalkia International joint venture	As of June 30, 2014	As of December 31, 2013

Current assets	2,488.2	2,642.0
Non-current assets	4,163.8	4,189.3
TOTAL ASSETS	6,652.0	6,831.3
Equity attributable to owners of the Company	2,052.4	2,025.6
Equity attributable to non-controlling interests	316.0	351.4
Current liabilities	1,870.6	2,081.7
Non-current liabilities	2,413.0	2,372.6
TOTAL EQUITY AND LIABILITIES	6,652.0	6,831.3

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	650.8	691.8
Current financial liabilities (excluding trade and other payables and provisions)	521.6	507.0
Non-current financial liabilities (excluding trade and other payables and provisions)	2,032.7	1,982.0

INCOME STATEMENT	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Revenue	2,076.0	2,436.6
Operating income	144.6	211.6
o/w charges to depreciation and amortization	(103.1)	(102.3)
Net income (loss) from continuing operations	61.3	115.9
Post-tax net income (loss) from discontinued operations	0	0
Net income (loss) attributable to non-controlling interests	(26)	(37.4)
Net income (loss) attributable to owners of the Company at Dalkia International level	35.3	78.5
Net income (loss) for the period	61.3	115.9
Other comprehensive income for the period	1.7	(44.6)
Total comprehensive income for the period	63.0	71.3

DIVIDENDS	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Dividends received from the joint venture	0	0

Reconciliation of the above summarized financial information on the Dalkia International joint venture to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

(€ million)	As of June 30, 2014	As of December 31, 2013

Net assets of the Dalkia International joint venture	2,052.4	2,025.6
Proportion of the Group’s ownership interest in the Dalkia International joint venture	75.81%	75.81%
Goodwill	315.7	320.8
Other adjustments (*)	(1,063.9)	(1,065.2)

Carrying amount of the Group’s interest in the Dalkia International joint venture	807.7	791.2

(*) Other adjustments presented in the reconciliation between the summarized financial information of Dalkia International Group and the carrying amount of the interest in the joint venture are primarily attributable to capital gains recorded historically by Dalkia France when transferring foreign subsidiaries to Dalkia International on its creation and eliminated at Group level.

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013

Net income (loss) for the period of the Dalkia International joint venture	35.3	78.5
Proportion of the Group’s ownership interest in the Dalkia International joint venture	75.81%	75.80%
Other adjustments	(0.8)	0.0

Group share of net income (loss) for the period of the Dalkia International joint venture	26.0	59.5

Summarized financial information (at 100%) ‐ Chinese Water concessions joint venture	As of June 30, 2014	As of December 31, 2013

Current assets	1,042.4	992.5
Non-current assets	4,628.2	4,691.4
TOTAL ASSETS	5,670.6	5,683.9
Equity attributable to owners of the Company	2,861.7	2,890.2
Equity attributable to non-controlling interests	262.1	233.6
Current liabilities	1,543.4	1,502.9
Non-current liabilities	1,003.4	1,057.2
TOTAL EQUITY AND LIABILITIES	5,670.6	5,683.9

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	417.1	413.9
Current financial liabilities (excluding trade and other payables and provisions)	560.4	556.5
Non-current financial liabilities (excluding trade and other payables and provisions)	519.5	572.2

INCOME STATEMENT	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Revenue	703.9	697.1
Operating income	81.9	83.5
o/w charges to depreciation and amortization	(68.0)	(69.4)
Net income (loss) from continuing operations	38.3	37.9
Net income (loss) attributable to non-controlling interests	(6.1)	(3.5)
Net income (loss) attributable to owners of the Company at the Chinese Water concessions level	32.2	34.4
Net income(loss) for the period	38.3	37.9
Other comprehensive income/ (loss) for the period	(51.7)	82.9
Total comprehensive income/ (loss) for the period	(13.4)	120.8

DIVIDENDS	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Dividends received from the joint venture	6.5	8.2

Reconciliation of the above summarized financial information on the Chinese Water concessions to the carrying amount of the interest in these joint ventures recognized in the consolidated financial statements:

(€ million)	As of June 30, 2014	As of December 31, 2013

Net assets of the Chinese Water concessions joint venture	2,861.7	2,890.2
Proportion of the Group’s ownership interest in the Chinese Water concessions joint venture	30.77%	30.24%
Goodwill	238.6	245.9
Other adjustments	220.8	234.2

Carrying amount of the Group’s interest in the Chinese Water concessions joint venture	1,339.9	1,354.1

As the Chinese Water concessions are a combination of approximately twenty individual concessions, in which the Group holds percentage interests varying from 21% to 50%, the percentage interest indicated in the above reconciliation is a weighted-average rate of the contributions of each concession within the combination.

Accordingly, the “Other adjustments” line in the reconciliation of the summarized financial information on the Chinese Water concessions as a whole, to their carrying amount in the consolidated statement of financial position, represents the adjustment between the share in net assets obtained by applying the combined percentage interest for all Chinese Water concessions and the share in net assets recognized in the financial statements, calculated using the effective interest held in each of the Chinese Water concessions individually.

€ million	Half-year ended June 30, 2014	Half-year ended June 30, 2013

Net income (loss) for the period of the Chinese Water concessions joint venture	32.2	34.4
Proportion of the Group’s ownership interest in the Chinese Water concessions joint venture	30.77%	30.24%

Group share of net income (loss) for the period of the Chinese Water concessions joint venture	9.9	10.4

8.2 Other joint ventures

As described in Note 3.3.2, the Group modified the accounting presentation of its investment in Transdev Group, transferring it from “Assets classified as held for sale” (discontinued operations) to “Investments in joint ventures” (continuing operations), accounted for using the equity method. Pursuant to IFRS 5.28 and IAS 28.21, this reclassification was performed retrospectively across all accounting periods presented.

This investment totals €388.3 million as of June 30, 2014 and €380.6 million as of December 31, 2013.

The following table presents summarized financial information for Transdev (at 100%) for the half-year ended June 30, 2014. This information reflects amounts presented in the joint venture’s financial statements prepared in accordance with IFRSs, adjusted to reflect fair value adjustments performed on acquisition and adjustments recorded to comply with Group accounting principles, when applying the equity method.

Summarized financial information - Transdev	As of June 30, 2014
Current assets	2,359.8
Non-current assets	2,740.8
TOTAL ASSETS	5,100.6
Equity attributable to the Company	771.9
Equity attributable to non-controlling interests	63.3
Current liabilities	3,505.7
Non-current liabilities	759.7
TOTAL EQUITY AND LIABILITIES	5,100.6

INCOME STATEMENT	Half-year ended June 30, 2014
Revenue	3,216.2
Operating income	57.3
Net income (loss) from continuing operations	25.5
Post-tax net income (loss) from discontinued operations	(3.7)
Net income (loss) for the period	21.8

The Group also holds interests in joint ventures (that are not individually material) with a total carrying amount of €144.2 million as of June 30, 2014.

8.3 Unrecognized share of losses of joint ventures

As all joint ventures are partnerships in which the Group exercises joint control, the share of any losses is recognized in full.

9. Investments in associates

(€ million)	Share of equity		Share of net income
	As of June 30, 2014	As of December 31, 2013	Half-year ended June 30, 2014	Year-ended December 31, 2013	Half-year ended June 30, 2013
Berlin	0	0	0	9.6	9.6
Other	378.8	385.0	12.9	18.4	12.3
o/w AFF W A Ltd (*)	44.3	41.5	1.6	3.8	2.2
Total	378.8	385.0	12.9	28.0	21.9
o/w share of net income (loss) of equity-accounted entities in continuing operations			12,9(**)	18.4	12.3
o/w share of net income (loss) of equity-accounted entities in discontinued operations			-	9.6	9.6
(*) Formerly Rift Acquisition Holding Co. (**) Excluding the capital gain on disposal of Delfluent of €3.7 million

As a reminder, on September 10, 2013, the Group announced the signature of an agreement with the Berlin Federal State authorities for the sale of its 24.95% investment in Berlin Water. This transaction, which required the approval of the Berlin Senate and Parliament, as well as European competition authorities, was completed on December 2nd, 2013

The Group also holds interests in associates (that are not individually material) with a total carrying amount of €378.8 million as of June 30, 2014.

-

-

10. Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Movements in the net carrying amount of current and non-current operating financial assets during the first six months of 2014 are as follows:

(€ million)	As of June 30, 2014	As of December 31,2013
Gross	1,728.1	1,727.6
Impairment losses	(29.7)	(29.5)
NON-CURRENT OPERATING FINANCIAL ASSETS	1,698.4	1,698.1
Gross	106.9	97.9
Impairment losses	-	-
CURRENT OPERATING FINANCIAL ASSETS	106.9	97.9
CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS	1,805.3	1,796.0

The €9.3 million increase in operating financial assets during the first six months of 2014 is primarily due to:

•

new operating financial assets of €67.7 million, mainly representing an increase in financial receivables for pre-existing contracts (particularly in France in the amount of €6.9 million, Europe excluding France in the amount of €29.0 million and the Rest of the World in the amount of €8.6 million);

•

principal payments on operating financial assets of €90.8 million (particularly in Europe excluding France in the amount of €26.0 million and the Rest of the World in the amount of €27.4 million);

•

foreign exchange translation gains of €34.6 million, primarily due to movements in the British pound for €19.8 million and in the Korean won for €13.9 million.

The breakdown of current and non-current operating financial assets by operating segment is as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013
France	136.3	135.1	12.1	12.1	148.4	147.2
Europe, excluding France	886.9	872.9	32.6	30.2	919.5	903.1
Rest of the world	595.6	605.3	60.7	54.2	656.3	659.5
Global Businesses	5.1	5.7	1.5	1.4	6.6	7.1
Dalkia	-	-	-	-	-	-
Other	74.5	79.1	-	-	74.5	79.1
OPERATING FINANCIAL ASSETS	1,698.4	1,698.1	106.9	97.9	1,805.3	1,796.0

11. Other non-current and current financial assets

Movements in the value of other non-current and current financial assets during the first six months of 2014 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013
Gross	1,925.4	2,533.4	1,309.1	633.3	3,234.5	3,166.7
Impairment losses	(66.9)	(66.0)	(15.6)	(10.2)	(82.5)	(76.2)
FINANCIAL ASSETS IN LOANS AND RECEIVABLES	1,858.5	2,467.4	1,293.5	623.1	3,152.0	3,090.5
OTHER FINANCIAL ASSETS	23.1	24.6	2.0	4.9	25.1	29.5
TOTAL OTHER FINANCIAL ASSETS	1,881.6	2,492.0	1,295.5	628.0	3,177.1	3,120.0

The increase in other non-current and current financial assets in the first half of 2014 amounts to €57.1 million.

It includes, in particular, reclassification of Transdev Group non-current loans, falling due in March, 2015, from non-current to current, for an amount of €621.4 million.

As of June 30, 2014, the main non-current financial assets in loans and receivables represented the non-Group portion of loans granted to companies accounted by the equity method for a total amount of €2,773.1 million, compared with €2,725.0 million as of December 31, 2013.

These loans mainly concerned:

-

Dalkia International for €2,018.4million as of June 30, 2014, compared with €1,961.2 million as of December 31, 2013;

-

the Chinese Water Concessions for €76.3 million, as of June 30, 2014, compared with €70.2 million as of December 31, 2013;

-

Transdev Group for €621.9million as of June 30, 2014, compared with €622.7 million as of December 31, 2013.

12. Working capital

Movements in net working capital during the first six months of 2014 are as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
Inventories and work-in-progress, net	442.2	434.5
Operating receivables, net	7,236.7	6,944.1
Operating payables, net	7,782.2	7,929.9
NET WORKING CAPITAL	(103.3)	(551.3)

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure).

The €448.0 million change in Net working capital presented above includes the change in “operating” working capital presented under Changes in working capital in the cash flow statement of €395.7 million, the change in “tax” working capital included in Income taxes paid in the cash flow statement of -€13.8 million, and the change in “investment” working capital included under Industrial investments in the cash flow statement of €66.1 million.

13. Cash and cash equivalents

Movements in cash and cash equivalents during the first six months of 2014 are as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
Cash	478.8	489.6
Cash equivalents	2,396.0	3,784.8
CASH AND CASH EQUIVALENTS	2,874.8	4,274.4

Bank overdrafts and other cash position items	133.1	216.1

Net cash	2,741.7	4,058.3

Investment supports used by the Group include UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit, negotiable medium term notes and treasury notes with a maturity of less than three months), as well as the term deposit accounts held with leading commercial banks.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to short term overdrafts.

As of June 30, 2014, the France segment held cash for €14.9 million, the Europe excluding France segment held cash for €78.5 million, the Rest of the World segment held cash for €191.1 million, the Global Businesses segment held cash for €106.8 million and the Other segment held cash of €87.5 million (including €7.7 million held by Veolia Environnement SA).

As of June 30, 2014, cash equivalents were primarily held by Veolia Environnement SA (€2,309.3 million). They included monetary UCITS of €1,005.3 million, negotiable debt instruments of €106.1 million and term deposit accounts of €1,197.9 million.

The decrease in net cash primarily reflects the redemption of the 2014 euro bond line in the nominal amount of €575 million and the payment of the dividend to shareholders and the seasonal nature of working capital.

14. Equity

14.1 Equity attributable to owners of the Company

Share capital

The share capital is fully paid up.

Share capital increases

As of June 30, 2014, Veolia Environnement performed a share capital increase of €174.3 million (net of issue costs) on the payment of scrip dividends. As decided by the Annual General Shareholders’ Meeting of April 24th, 2014, the Group offered shareholders a choice of payment of the dividend in cash or shares. Elections for the payment of dividends in shares led to the creation of 13,426,093 shares.

Number of shares outstanding and par value

The number of shares outstanding is 562,301,801 as of June 30, 2014, compared with 548,875,708 as of June 30, 2013 and December 31, 2013 (including treasury shares held by Veolia Environnement). The nominal value per share is €5.

Offset of treasury shares against equity

The Group held 14,237,927 of its own shares as of June 30, 2014, representing 2.53% of the Company’s share capital. The Group also held 14,237,927 of its own shares as of December 31, 2013, representing 2.59% of the Company’s share capital. Veolia Environnement did not perform any purchase or sales transactions in its own shares in the first half of 2014.

Appropriation of net income and dividend distribution

A dividend of €374.2 million was distributed by Veolia Environnement SA, appropriated from Additional paid-in capital and Consolidated reserves. The 2013 Net loss attributable to owners of the Company of €135.3 million was appropriated to Consolidated reserves.

Foreign exchange translation reserves

As of June 30, 2014, the increase in foreign exchange translation reserves (portion attributable to owners of the Company) amounts to €8.3 million.

Accumulated foreign exchange translation reserves as of June 30, 2014 totaled €113.5 million (portion attributable to owners of the Company), including €62.9 million for the U.S. dollar, -€150.0 million for the British pound, €231.1 million for the Chinese renminbi yuan, €46.4 million for the Czech crown, €51.4million for the Australian dollar,-€30.3 million for the Hong Kong dollar and -€98.0 million for other currencies.

Movements in foreign exchange translation reserves (attributable to owners of the Company and non-controlling interests) are as follows:

(€ million)	Total	Attributable to owners of the Company
As of December 31, 2013	153.8	105.2
Translation differences on the interim financial statements of subsidiaries drawn up in a foreign currency	7.6	16.3
Translation differences on net foreign investments	(7.9)	(8.0)
Movements during the first six months of 2014	(0.3)	8.3
Translation differences on the interim financial statements of subsidiaries drawn up in a foreign currency	232.2	192.2
Translation differences on net foreign investments	(78.7)	(78.7)
As of June 30, 2014	153.5	113.5

Fair value reserves

Fair value reserves attributable to owners of the Company are -€40.3 million as of June 30, 2014.

Fair value reserves as of June 30, 2014 mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings and available-for-sale securities.

Actuarial gains or losses on pension obligations

The change in actuarial gains or losses on pension obligations, for the portion attributable to owners of the Company, represents an actuarial loss of - €25.0 million as of June 30, 2014 (actuarial loss of - €35.2 million as of June 30, 2013) largely due to changes in discount and inflation rates, primarily in the Euro zone.

14.2 Non-controlling interests

A breakdown of movements in non-controlling interests is presented in the Statement of changes in equity.

The decrease in non-controlling interests in the first six months of 2014 was primarily due to net income for the period offset by dividend distributions by subsidiaries and changes in consolidation scope.

14.3 Deeply subordinated securities

In January 2013, Veolia Environnement issued deeply subordinated perpetual securities in euros and British pound sterling redeemable starting April 2018. The issue comprised a euro tranche of €1 billion at 4.5% yield and a British pound tranche of £400 million at 4.875% yield.

This issue is recognized in equity in accordance with IAS 32 and given its intrinsic terms and conditions.

15. Non-current and current provisions

Pursuant to IAS 37, provisions out of which maturity exceeds one year are discounted.

The discount rate calculation methodology is presented in Note 2, “Use of management estimates in the application of Group accounting standards”.

Movements in provisions during the first six months of 2014 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013
Provisions excluding pensions and other employee benefits	1,196.0	1,139.3	436.7	439.7	1,632.7	1,579.0
Provisions for pensions and other employee benefits	587.4	558.8	-	-	587.4	558.8
TOTAL	1,783.4	1,698.1	436.7	439.7	2,220.1	2,137.8

Provisions as a whole increased by €82.3 million in the first half-year, including €50.3 million in respect of the unwinding of the discount in the first-half of 2014.

Provisions excluding pensions and other employee benefits as of June 30, 2014, primarily include:

•

provisions for closure costs of €600.2 million;

•

restructuring provisions of €104.5 million as of June 30, 2014, including provisions of €97.0 million already recorded at the prior year end in respect of the reorganization of Water activities in France.

Movements in provisions excluding provisions for pensions and other employee benefits are not individually material and do not require specific comment. The €53.7 million increase during the half-year is mainly due to the unwinding of the discount in the amount of €39.0 million.

Provisions for pensions and other employee benefits increased by €28.6 million over the half-year, mainly due to accruals on the period of €34.0 million, provision reversals of €32.5 million (including €15.3 million for VE SA, mainly following the modification of a pension plan (see below)), offset by actuarial gains of €28.6 million, tied primarily to changes in rates in the Euro zone.

On March 11th, 2014, the Board of Directors approved, having received a favorable opinion from the Works Committee and upon recommendation of the Nominations and Compensation Committee, the closure to new beneficiaries of the defined benefits pension plan for certain executive managers and the freezing of rights of current beneficiaries at the level obtained at June 30, 2014. The Shareholders’ Meeting of April 24, 2014 approved the resolution authorizing the modification of this corporate officer pension plan which is considered as a regulated agreement.

The closure and freezing of this pension plan generated provision reversals of €15.3 million as of June 30, 2014 (see also Note 19).

16. Non-current and current borrowings

Movements in non-current and current borrowings during the first six months of 2014 are as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013
Bonds	7,981.7	8,953.6	1,049.3	594.6	9,031.0	9,548.2
Other borrowings	513.9	543.2	1,945.2	2,318.2	2,459.1	2,861.4
TOTAL NON-CURRENT AND CURRENT BORROWINGS	8,495.6	9,496.8	2,994.5	2,912.8	11,490.1	12,409.6

16.1 Bonds

Breakdown of bonds

Publicly offered or traded issuances included in non-current bonds total €7,818.0 million as of June 30, 2014, including €642.5 million (euro-equivalent) issued on the U.S. market.

The portion of bonds reclassified as current borrowings in the first half of 2014 totaled €1,034.1 million and primarily concerned the euro bond line indexed to European inflation in the amount of €1,027.7 million.

Change in bonds

The decrease in current and non-current bonds in the first-half of 2014 is mainly due to the amortization of the euro bond line maturing in April 2014 in the nominal amount of €575 million.

16.2 Other borrowings

Breakdown of other borrowings

Other borrowings transferred to current borrowings in the first half of 2014 totaled €92.2 million.

Change in other borrowings

The decrease in current and non-current other borrowings is mainly due to the decrease in treasury notes in Veolia Environnement in the amount of €87.7 million, the exercise of the IFC put option on the Voda scope in the amount of €98.2 million and the change in cash invested by equity-accounted entities in the Group financial holding companies.

16.3 Information on early repayment clauses

Veolia Environnement SA debt

The legal documentation for the bank financing and bond issues contracted by the Company do not contain any financial covenants, i.e. obligations to comply with a coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Subsidiary debt

Certain project financing or financing granted by multilateral development banks to the Group’s subsidiaries contain financial covenants (as defined above).

Based on due diligence performed within the subsidiaries, the Group considers that the covenants included in the Group’s material financing agreements were satisfied (or had been waived by lenders) as of June 30, 2014.

17. Derivatives

In the course of its operating and financial activities, the Group is exposed to market financial risks (interest rate, foreign exchange risk and commodity prices).

To reduce its exposure to these market risks, the Group centralizes its financial risk management in accordance with the principles of security, transparency and efficiency as defined by Executive Management.

The Group uses derivatives to manage and reduce its exposure to interest rate, foreign exchange and commodity risks.

The fair value of derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	As of June 30, 2014		As of December 31, 2013
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	150.5	29.3	235.6	45.6
Fair value hedges	93.4	-	172.8	6.0
Cash flow hedges	52.7	15.9	58.4	32.4
Derivatives not qualifying for hedge accounting	4.4	13.4	4.4	7.2
Foreign exchange derivatives	46.2	92.8	73.9	85.1
Net investment hedges	11.6	2.6	15.0	7.4
Fair value hedges	8.8	4.3	9.9	4.1
Cash flow hedges	1.0	0.8	4.8	0.3
Derivatives not qualifying for hedge accounting	24.8	85.1	44.2	73.3
Other derivatives including commodity derivatives	12.8	54.0	9.5	51.2
TOTAL DERIVATIVES	209.5	176.1	319.0	181.9
Of which non-current	122.6	112.5	258.3	144.0
Of which current	86.9	63.6	60.7	37.9

The change in the value of the portfolio of interest rate derivatives classified as fair value hedges is mainly due to the early termination, in the amount of €2,850 million (see also Note 3.3.2), of certain swaps hedging the EMTN bond lines maturing in 2017, 2018, 2019, 2021 et 2022.

18. Revenue

As for other Income Statement headings, Revenue does not include amounts relating to discontinued operations, in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see Note 23).

Breakdown of revenue

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Services rendered	8,492.4	8,437.8
Sales of goods	899.9	933.9
Revenue from operating financial assets	87.8	91.1
Construction	1,751.4	1,611.0
Revenue	11,231.5	11,073.8

Sales of goods mainly concern sales of technological solutions in the Water business and sales of products relating to recycling activities in the Waste business. Sales of goods are primarily generated in France (€278.1 million), the United Kingdom (€112.7 million) and Germany (€222.6 million).

A breakdown of revenue by operating segment is presented in Note 30.

19. Operating income

Operating income is calculated as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013 Re-presented
Revenue	11,231.5	11,073.8
Cost of sales	(9,393.9)	(9,300.4)
- of which: impairment losses on goodwill and negative goodwill recognized in the Consolidated Income Statement	-	(48.5)
- impairment losses (excl. working capital) and provisions	(56.3)	(28.9)
- restructuring costs	(3.3)	(3.3)
- replacement costs	(180.3)	(183.8)
Selling costs	(258.2)	(264.0)
General and administrative expenses	(1,161.1)	(1,158.1)
- of which: restructuring costs	(28.5)	4.5
Other operating revenue and expenses	(0.4)	12.6
- of which: capital gains (losses) on asset disposals	0.8	12.6
- other	(1.2)	-
Operating income	417.9	363.9
Share of net income (loss) of equity-accounted entities	120.9	111.8
Operating income after share of net income (loss) of equity-accounted entities	538.8	475.7

Impairment losses and provisions recognized in operating income in cost of sales in the half-year ended June 30, 2014 concern current and non-current assets and provisions (excluding working capital) in the amount of -€56.3 million and are primarily recorded:

-

in the Europe excluding France operating segment in the amount of -€23.5 million,

-

in Dalkia in the amount of -€16.7 million,

-

in the Other segment in the amount of -€17.1 million. This amount takes mainly into consideration the best estimate at date of financial risks regarding an industrial service contract (Artelia in Portugal).

During the first-half of 2014, the Group presented to Employee Representative Institutions a plan for the reorganization of the Global head office including an adjustment to the headcount, in the form of a Voluntary Departure Plan. An expense of €22.0 million is recognized in operating income in respect of this agreement.

As disclosed in Note 15, operating income includes the impact of the closure and freezing of the pension plan for certain executive managers in the amount of €15.3 million, in the first-half of 2014.

20. Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Finance income	24.3	22.5
Finance costs	(250.9)	(328.1)
Net finance costs	(226.6)	(305.6)

Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs decreased €79.0 million between the half-year ended June 30, 2013 and the half-year ended June 30, 2014. Net finance cost for the half-year ended June 30, 2013 include the cost of the June 2013 bond buybacks of €43 million. Excluding this amount, net finance costs fell from €262.6 million for the half-year ended June 30, 2013 to €226.6 million for the half-year ended June 30, 2014. This decrease of €36.0 million is primarily due to the active management of the debt (debt buybacks and amortization) partially compensated by Proactiva Medio Ambiente debt consolidation at 2013 year-end.

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Financial liabilities measured using the effective interest method	(238.8)	(317.6)
Commission on undrawn credit facilities	(4.4)	(4.2)
Expenses on gross debt	(243.2)	(321.8)
Assets at fair value through the Consolidated Income Statement (fair value option)*	17.3	17.1
Net gains and losses on derivative instruments, hedging relationships and other	(0.7)	(0.9)
Net finance costs	(226.6)	(305.6)

* Cash equivalents are valued at fair value through the Consolidated Income Statement.

21. Other financial income and expenses

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Net gains and losses on loans and receivables	40.9	45.4
Net gains and losses on available-for-sale assets	2.1	2.3
Assets and liabilities at fair value through the Consolidated Income Statement	(0.1)	-
Unwinding of the discount on provisions	(23.5)	(23.5)
Foreign exchange gains and losses	0.1	(4.9)
Other	(3.2)	(5.9)
Other financial income and expenses	16.3	13.4

Net gains and losses on loans and receivables include income from joint venture loans, out of which loans to Dalkia International in the amount of €35.7 million in the first-half of 2014, compared with €46.5 million the first-half of 2013.

22. Income tax expenses

The income tax expense breaks down as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Net income/(loss) from continuing operations (a)	232.8	101.9
Share of net income (loss) of joint ventures (b) (*)	54.7	96.5
Share of net income (loss) of associates (b) (*)	12.9	12.3
Share of net income (loss) of other equity-accounted entities (b)	4.4	-5.5
Income tax expense (c)	(100.1)	(76.1)
Net income/(loss) from continuing operations before tax (d)= (a)-(b)-(c)	260.9	71.7
Effective tax rate (c)/(d)	38.4%	106.1%

(*) Re-presented for gains on disposal and the fair value remeasurement of joint ventures and associates in the amount of €53.3million for the half-year ended June 30, 2014 (€3.7 million for associates and €49.6 million for joint ventures).

The income tax expense is €100.1 million for the half-year ended June 30, 2014, compared with €76.1 million for the half-year ended June 30, 2013.

The tax rate for the half-year ended June 30, 2014 is 38.2% after adjustment for one-off items and primarily the impact of divestitures during the first-half of 2014 and asset impairments. These adjustments totaled -€76.1 million in “Net income (loss) before tax from continuing operations” and -€29.5 million in “Income tax expense”.

The tax rate for the half-year ended June 30, 2013, re-presented, was 52.6%, after adjustment for one-off items and primarily impairment of the goodwill of Waste activities in Germany and assets not deductible for tax purposes or for which the tax deduction could not be taken into account due to tax projections for the subsidiaries concerned. These adjustments totaled
-€87.5 million in “Net income (loss) before tax from continuing operations” and €7.7 million in “Income tax expense”.

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company (five-year agreement renewed in 2011). Veolia Environnement is solely liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

Since June 30, 2011, Veolia Environnement does not recognize any deferred tax assets in respect of its French tax group. This position was maintained as of June 30, 2014.

The Group recognized deferred tax assets in respect of its losses in the consolidated statement of financial position as of June 30, 2014, based on tax planning of the US tax group.

23. Assets classified as held for sale, discontinued operations and divestitures

23.1 Discontinued operations

In the Consolidated Income Statement presented for comparative purposes, the net income of operations divested or in the course of divestiture was reclassified to "Net income (loss) from discontinued operations". This concerns the following operations:

•

activities in the course of divestiture:

•

urban lighting activities (Citelum) in the Energy Services business;

•

Water activities in Morocco;

•

activities divested:

•

the share of net income (loss) of the associate Berlin Water to June 30, 2013.

As described in Note 3.3.2., the Group transferred Transdev Group contribution to continuing operations, as of June 30, 2013 and 2014.

Movements in Net income/(loss) from discontinued operations are as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Net income/(loss) from discontinued operations	(22.4)	(13.6)
Capital gains and losses on disposals	-	(2.8)
Income tax expense	-	-
Net income/(loss) from discontinued operations	(22.4)	(16.4)

Net income/(loss) from discontinued operations for the half-year ended June 30, 2014 breaks down by operating segment as follows:

(€ million)	France	Europe, excluding France	Rest of the world	Global Businesses	Dalkia	Other	Total
Net income/(loss) from discontinued operations	-	-	-	-	-	(22.4)	(22.4)
Capital gains and losses on disposals	--	-	-	-	-	-	-
Income tax expense	-	-	-	-	-	-	-
Net income/(loss) from discontinued operations	-	-	-	-	-	(22.4)	(22.4)

Net income/(loss) from discontinued operations for the half-year ended June 30, 2013 breaks down by operating segment as follows:

(€ million)	France	Europe, excluding France	Rest of the world	Global Businesses	Dalkia	Other	Total
Net income/(loss) from discontinued operations	-	16.4	-	-	-	(30.0)	(13.6)
Capital gains and losses on disposals	-	-	-	-	-	(2.8)	(2.8)
Income tax expense	-	-	-	-			-
Net income/(loss) from discontinued operations	-	16.4	-	-	-	(32.8)	(16.4)

The main Consolidated Income Statement items for discontinued operations for the half-years ended June 30, 2014 and June 30, 2013, break down as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Revenue	367.7	371.9
Operating income after share of net income (loss) of equity-accounted entities	(11.5)	(3.2)
Financial items	(11.1)	(6.2)
Income tax expense	0.2	(4.2)
Net income (loss) from discontinued operations before capital gains and losses on disposal, net of tax	(22.4)	(13.6)

Revenue from activities held for sale for the half-years ended June 30, 2014 and June 30, 2013, breaks down by operating segment as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
France	-	-
Europe, excluding France	-	-
Rest of the world	-	-
Global Businesses	-	-
Dalkia	-	-
Other	367.7	371.9
Revenue from discontinued operations	367.7	371.9

23.2 Assets/liabilities classified as held for sale

Assets/liabilities classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013

Assets classified as held for sale	4,656.6	4,698.9

Liabilities directly associated with assets classified as held for sale	2,555.6	2,882.3

As of June 30, 2014, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale concern:

•

Dalkia activities in France;

•

urban lighting activities (Citelum);

•

Water activities in Morocco;

•

activities in Israel;

•

Waste activities in Poland.

As of December 31, 2013, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale concerned:

•

Dalkia activities in France;

•

Water activities in Morocco;

•

urban lighting activities (Citelum).

These transactions are reflected as follows in the Group consolidated financial statements as of June 30, 2014:

Group activities in Israel

Group activities in Israel were classified as assets held for sale, as of June 30, 2014, given the progress of the divestiture process at the closing date. This latter was completed early July, 2014 (see note 3.1.2).

Dalkia activities in France

As disclosed in Note 3.1.3, EDF and Veolia announced the finalization of the discussions initiated in October 2013, on their joint subsidiary Dalkia, one of the world's leading providers of energy services. The agreement signed is in line with the principles announced on October 28th, 2013. Accordingly, as of June 30, 2014 and unchanged on the 2013 annual financial statements, this transaction is reflected as follows in the Group consolidated financial statements:

•

Transfer of Dalkia’s assets and liabilities in France to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the consolidated statement of financial position, pursuant to IFRS 5;

•

Remeasurement of Dalkia France assets and liabilities at the lower of net carrying amount and fair value less costs to sell, without any impact on the consolidated financial statements of the Group as of June 30, 2014.

Urban lighting activities (Citelum)

The urban lighting activities (Citelum) reclassified to discontinued operations as of December 31, 2011 were retained in discontinued operations as of June 30, 2014, as now included in the Dalkia asset redistribution transaction following the signature of the agreement between Veolia and EDF on March 25th, 2014.

Water activities in Morocco

Water activities in Morocco were reclassified to discontinued operations as of December 31, 2012 and 2013 following agreements signed with a view to their disposal.

As of December 31, 2013, this disposal was subject to a municipality approval process constituting a condition precedent for the sale. During the first-half of 2014, the majority of the municipalities representing the delegating authorities pronounced against the sale and announced their intention to buyback the contracts, in accordance with the delegated management agreements. The concession granting authorities notified their refusal of the planned sale at the beginning of July 2014. They have not however formally notified their intention to buyback the contracts.

Under these circumstances and given the post-notification period for the termination of the contract, the Group considers the disposal process to the delegating authorities to be sufficiently advanced as of June 30, 2014 to maintain these activities in discontinued operations. The assets and liabilities of Water activities in Morocco are recorded in the interim financial statements as of June 30, 2014 at a fair value of €124 million, based on the enterprise value.

24. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests is €59.3 million for the half-year ended June 30, 2014, compared with of €84.7 million for the half-year ended June 30, 2013.

In the first-half of 2014, this item primarily concerns minority interests in subsidiaries of the Dalkia (€32.0 million), Europe excluding France (€15.4million) and Rest of the World (€15.2 million) operating segments.

25. Additional disclosures on financial assets and liabilities

25.1 Disclosures on the fair value of financial assets and liabilities

The main financial asset and liability categories of the Group are unchanged on those identified on the preparation of the consolidated financial statements for the year ended December 31, 2013. In addition, differences between the fair value and net carrying amount of these main financial asset and liability categories have not materially changed since December 31, 2013.

25.2 Offsetting of financial assets and liabilities

As of June 30, 2014, derivatives managed under ISDA or EFET agreements are the only financial assets and/or liabilities covered by a legally enforceable master netting agreement. These instruments may only be offset in the event of default by one of the parties to the agreement. They are not therefore offset in the accounts.

Such derivatives are recognized in assets in the amount of €209.5 million and in liabilities in the amount of €176.1 million in the Consolidated statement of financial position as of June 30, 2014 (see also Note 17).

26. Tax audit

In the normal course of their business, the Group entities in France and abroad are subject to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

The tax authorities have also carried out various tax audits in respect of both consolidated tax groups and individual entities. To date, none of these audits have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks.

The Group has included in its estimate of risks as of June 30, 2014, the charges that could arise from these tax audits, based on a technical analysis of the positions defended by the Group before the tax authorities. The Group periodically reviews the estimate of these risks based on developments in audits and dispute proceedings.

On March 10, 2010, Veolia Environnement through its subsidiary VENAO received preliminary notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter (Worthless Stock Deduction), in the amount of USD 4.5 billion (tax base). They also related to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. These NOPAs were received following the request by the Group for a pre-filing agreement from the Internal Revenue Service (IRS) in order to validate the amount of tax losses as of December 31, 2006.

Since 2010, the Group continues to discuss these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of June 30, 2014, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for USD 4.5 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes. Based on information available to the Company at the year-end, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and has recorded a deferred tax asset relating to part of these tax losses.

In the context of this audit, the IRS issued several summonses in reply to which VENAO submitted a number of documents. On January 5, 2013, considering the response to the summonses inadequate, the US Department of Justice brought an action against VENAO before the US District Court of the State of Delaware for enforcement of the summonses. The Court of Delaware has not yet handed down its judgment.

Furthermore, the audit launched in 2011 in respect of fiscal years 2007 and 2008 for all of the Group’s U.S. entities is still ongoing. No major risks have been identified to date. A new audit covering fiscal years 2009 to 2011 was launched by the IRS at the end of 2013. This audit is still ongoing and no revised assessments have been notified to date.

27. Off-balance sheet commitments and collateral

27.1 Commitments relating to the Group and its subsidiaries

27.1.1 Commitments given

Commitments given breakdown as follows:

(€ million)	As of December 31, 2013	As of June 30, 2014	Maturing in
			Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	9,290.3	8,727.4	4,466.3	2,615.1	1,646.0
Operational guarantees including performance bonds	9,242.9	8,683.2	4,438.9	2,604.5	1,639.8
Purchase commitments	47.4	44.2	27.4	10.6	6.2
Commitments relating to the consolidated scope	1,322.1	1,019.8	157.3	244.0	618.5
Vendor warranties	1,299.8	995.4	147.6	231.3	616.5
Purchase commitments	7.6	9.5	7.0	1.5	1.0
Sale commitments	0.3	0.3	0.3	-	-
Other commitments relating to the consolidated scope	14.4	14.6	2.4	11.2	1.0
Financing commitments	813.4	760.0	354.5	271.0	134.5
Letters of credit	451.9	392.9	280.2	108.6	4.1
Debt guarantees	361.5	367.1	74.3	162.4	130.4
Total commitments given	11,425.8	10,507.2	4,978.1	3,130.1	2,399.0

Commitments given breakdown by operating segment as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
France	450.7	567.6
Europe, excluding France	910.7	1,020.2
Rest of the world	1,270.3	1,235.5
Global Businesses	3,463.0	4,054.0
Dalkia	303.5	318.9
Other	4,109.0	4,229.6
Total	10,507.2	11,425.8

In addition to commitments given, Veolia Environnement has also granted commitments of unlimited amount related to operational performance bonds, in respect of a construction contract and operating contracts for waste processing in Hong Kong, in Water and Waste activities.

These commitments are limited to the duration of the related contracts and were approved in advance by the Board of Directors of Veolia Environnement.

Commitments relating to operating activities

Total commitments given in respect of construction activities of Veolia Water Solutions & Technologies amount to €3,098.6 million as of June 30, 2014 compared with €3,715.8 million as of December 31, 2013.

The decrease in commitments given during the first half-year 2014 is mainly due to take-over certificates on performance and tender warranties in United Arab Emirates.

Total commitments received (see below) in respect of these same activities amount to €542.2 million as of June 30, 2014 compared with €521.7 million as of December 31, 2013.

Commitments given and received in respect of the four principal contracts account for approximately 49.2% of total commitments.

Commitment given relating to the consolidation scope

•

Vendor warranties

Vendor warranties primarily include warranties given:

-

on the divestiture of the investment in Berlin Water of €484.0 million;

-

on the divestiture of Water activities in the United States in 2004 of €128.1 million;

-

to Caisse des Dépôts et Consignations in respect of Veolia Transport, pursuant to the March 3rd, 2011 combination of Veolia Transport and Transdev Group, of approximately €161.3 million;

-

on the divestiture of solid waste activities of €69.6 million;

-

on the divestiture of American and European wind energy activities of €32.8 million.

•

Purchase commitments

These include commitments given by Group companies to purchase shares in other companies or to invest. As of June 30, 2014, these commitments total €9.5 million (€7.6 million as of December 31, 2013).

•

Agreements with EDF

In compliance with December 4th, 2000 agreements, related to Dalkia’s constitution, Veolia Environnement granted EDF a call option covering all of its Dalkia shares exercisable in the event an EDF competitor takes control of the Company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and should a Veolia Environnement competitor, acting alone or in concert, take control of EDF.

These agreements came to an end, due to the completion of the July 25th, 2014 agreement (see note 3.1.1).

Moreover, in addition to the financial data previously communicated, considering the transaction between Veolia and EDF concerning Dalkia, the main commitments related to the acquisition by EDF of Dalkia’s activities in France and the acquisition by Veolia of Dalkia’s International operations, formalized by the agreement of March 25, 2014, are described in notes 3.1.3 and 31.

•

Agreements with Caisse des Dépôts et Consignation

Veolia Environnement granted Caisse des Dépôts et Consignation a call option covering all of its Veolia Transdev shares exercisable in the event of a change in control of Veolia Environnement.

Collateral guaranteeing borrowings

As of June 30, 2014, the Group has granted €172.0 million of collateral guarantees in support of borrowings, including €101.0 million in support of joint venture borrowings.

27.1.2 Commitments received

(€ million)	As of June 30, 2014	As of December 31, 2013
Guarantees received	1,296.1	1,456.4
Operational guarantees	861.6	902.9
Guarantees relating to the consolidation scope	167.1	219.9
Financing guarantees	267.4	333.6

These commitments notably consist of commitments received from our partners in respect of construction contracts.

They also include vendor warranties granted by Caisse des dépôts et consignations in respect of Transdev Group, pursuant to the March 3, 2011 combination of Veolia Transport and Transdev, of approximately €85 million;

In addition, the Group has undrawn medium and short-term credit lines and syndicated loan facilities in the amount of €4,351.6 million.

27.2 Commitments relating to joint ventures

Group commitments given to joint ventures (100%) are as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
Commitments relating to operating activities	683.5	571.5
Commitments relating to the consolidated scope	-	-
Financing commitments	392.2	471.2
Total commitments given	1,075.7	1,042.7

28. Contingent assets and liabilities

In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or, as the case may be, an additional provision, or to recognize deferred income with respect to the following legal or arbitration proceedings as of June 30, 2014, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Waste business ‐ Italy

As a result of the severe economic imbalances in the concession contracts of its two principal subsidiaries, Termo Energia Calabria (“TEC”) and Termo Energia Versilia (“TEV”), and as result of chronic late payments by the concession authorities to those companies, the group of companies Veolia Servizi Ambientali Tecnitalia S.p.A (“VSAT”), which specializes in waste incineration in Italy, filed on April 18, 2012 a request for an amicable settlement procedure, called concordato preventivo di gruppo (“CPG”)with the La Spezia Civil Court. On March 20, 2013, La Spezia Civil Court acknowledged that the majority of creditors, in number and in value, had voted in favor of the CPG. A hearing to discuss objections was held on May 20, 2013. On July 17, 2013, the Court overruled these objections, thereby closing the procedure in favor of the CPG. Several creditors appealed this ruling before the Genoa Court which reversed the decision on January 9, 2014.

On March 21, 2014, the judge of the Genoa court of Appeals rejected the request to suspend the January 9, 2014 decision filed by the companies of the VSAT group. The March 21, 2014 ruling is contrary to established case law and to the position of the Italian Supreme Court; it represents an isolated decision and a reversal in case law.

In light of the foregoing, the companies of the VSAT group filed on May 19, 2014 a request for the opening of judicial liquidation proceedings (fallimento) with La Spezia Court, which decided on June 25, 2014 to place these companies under judicial liquidation in a single procedure and had appointed two receivers.

Additionally, on April 3, 2014, the Company was informed of a notice of the Reggio Calabria (Calabre) prosecutor’s office relating to the termination of the preliminary investigation with the indictment of some former TEC executives, some TEC site managers, the former Calabria extraordinary commissioner and deputy commissioners, and some transporters and managers of private landfills, as well as TEC as a legal entity. The alleged facts include fraud in the execution of concession contract, illegal traffic of waste in an organized syndicate, and some allegations of corruption.

The events that have taken place since the beginning of 2014 have not had any [material] impact on the consolidated accounts as at June 30, 2014.

Other segments ‐ Société Nationale Maritime Corse Méditerranée (“SNCM”)

A number of legal proceedings have been initiated in relation to Société Nationale Maritime Corse Méditerranée (“SNCM”), a subsidiary of Transdev Ile de France.

Corsica Ferries Actions Relating to Public Service Delegation Agreements “PSD”

Corsica Ferries initiated a number of proceedings, beginning in June 2007 challenging the award to SNCM/CMN group of a contract (a public service delegation agreement) for marine service to Corsica for the period from 2007 to 2013. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. A number of appeals procedures followed. On July 13, 2012, the French Administrative Supreme Court quashed the November 7, 2011 decision of the Marseille administrative court of appeals and remanded the matter back to that court. A procedural hearing took place on September 24, 2012. An order for the termination of the proceedings or notice of hearing from the Marseille administrative court of appeal is on hold.

The new public service delegation agreement, allocated to SNCM/CMN for a ten-year term from January 1, 2014, was signed on September 24, 2013. On November 15, 2013, Corsica Ferries brought an action before the Bastia administrative court for the cancellation of the new public service delegation agreement. In parallel, the European Commission is examining the validity thereof.

Action by Veolia Transport (now Transdev Ile de France) for Cancellation of Privatization MOU

The acquisition by Veolia Transport (now Transdev Ile de France) of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) in 2006 was conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. On January 13, 2012, in the absence of an appeal by the concession authority, Veolia Transport notified CGMF of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. On May 11, 2012, Veolia Transport brought a legal action before the Paris commercial court against CGMF. The action is continuing and Veolia Transport is awaiting the designation of the next hearing date.

State Aid Actions

Corsica Ferries contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in specific circumstances, with European Commission prior authorization. On September 11, 2012, the General Court of the European Union partially overturned the European Commission decision of July 8, 2008. As a result, the reconsideration of the measures provided (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) was remanded to the European Commission, which has opened a new investigation of the matter. On November 22, 2012, SNCM and the French Republic each appealed this judgment. On January 15, 2014, the Advocate General contended that the appeal should be dismissed. The decision of the Court of Justice of the European Union is expected to be rendered on September 4, 2014. Shortly before, on November 20, 2013, the European Commission rendered a new decision qualifying the measures adopted by the State in the context of the restructuring and privatization of SNCM as illegal state aid incompatible with the common market. Consequently, it ordered that SNCM return this illegal state aid (in an amount assessed by the Commission at approximately €220 million, excluding interest) to the French authorities. The French Authorities filed an appeal against this decision before the General Court of the European Union. As the decision has not yet been published, the time limit for an appeal by interested third-parties such as SNCM has not yet started.

In addition, on June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether subsidies received by SNCM and CMN for maritime service from Marseille to Corsica, in the context of the public service delegation for the 2007-2013 period were in line with the European Union state aid rules. In a decision dated May 2, 2013, the Commission found the subsidies received for the “basic service” to be compatible with state aid rules but ordered France to recover certain aids received by SNCM for the “additional service.” According to the Commission, these aids could amount to approximately €220 million, excluding interest. On July 12, 2013, the French state filed with the General Court of the European Union and with its president, respectively, an application for the reversal of the decision of the Commission and for stay of its implementation. On August 14, 2013, the Company was informed that the territorial collectivity of Corsica suspended the payment of the additional service subsidy to SNCM. On August 26, 2013, the Company also filed an application for reversal of the decision of the European Commission of May 2, 2013. On August 29, 2013, the motion for a stay of implementation filed by the French Republic was rejected on the ground of lack of urgency and on January 21, 2014, the State’s appeal against the order of August 29, was rejected by the Court of Justice of the European Union. It should be noted that, should the French authorities issue an order to enforce the decision of May 2, SNCM would then have the option of filing a motion having a suspensive effect before the French court. SNCM also has the option of seeking a temporary suspension injunction in summary proceedings before the General Court of the European Union. On November 20, 2013, the Commission announced its decision to initiate infringement proceedings against France for failure to recover the disputed amounts within the legal time limitations. The matter was formally referred to the Court of Justice on February 10, 2014.

French Competition Council Action by Corsica Ferries

In an action before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the French Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the French Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no statement of objections has been served.

As a result, and  in particular in light of  the two proceedings relating to State aid, a number of measures have been taken in relation to the difficult financial situation of SNCM.

On December 18, 2013, the board of directors of Transdev Group authorized, in the context of a conciliation procedure opened on October 11, 2013 by the Presiding Judge of the Marseille Commercial court, the opening of a €13 million credit lineto SNCM, to allow it to face its short-term liquidity requirements. This amount, in addition to € 17 million advanced to SNCM on October 29, 2013, was part of the conditional commitment made on June 14, by the President of Transdev Group to pay €30 million to SNCM before the end of 2013. As indicated in Transdev’s press release dated the same day, the Directors and particularly the representatives of the shareholders Veolia Environnement and Caisse des dépôts et Consignation unanimously declared that no further financial support would be provided to SNCM.

On December 31, 2013 the French Prime Minister promised a €30 million financial contribution to SNCM and asked for an adaptation of the long-term plan (“PLT”). Trade unions rejected this approach and led a 9-day strike from January 1, 2014 which blocked SNCM’s activity. The strike came to an end thanks to the State’s agreement to set up a working group of the Caisse des Dépôts et Consignation and the Banque Publique d’Investissement to study financing solutions for new ships in expectation of an order before June 30, 2014as well as its promise to adopt a decree imposing the application of French Labour law to cabotage activities in French waters. On January 23, 2014, the State became a direct shareholder of SNCM granting two successive advances totaling €20 million reimbursable at the end of 2014.

The State, as shareholder, thus participates directly in the financing of SNCM and in the definition of its industrial strategy. During the meeting of the Supervisory Board on January 22, 2014, Transdev’s representatives expressed that they no longer believed in SNCM’s long-term plan, notably due to the numerous legal uncertainties and to certain commercial and financial assumptions deemed excessively optimistic.

After several meetings of SNCM’s supervisory board between March and May 2014, where the decisions (signature of a letter of intent for the order for four ships, refusal to convene a general shareholders’ meeting with a view to removing the chairman of the supervisory board) were made, with the support of the State as shareholder, against Transdev’s position, the supervisory board meeting of May 12, 2014 decided not to renew the mandate of the Chairman of the management board which ended on May 31, 2014. On May 14, 2014, the Norwegian group Siem Industries, once interested in taking over SNCM, announced that it was abandoning this project. On May 28, 2014, the supervisory board appointed Mr. Olivier Diehl as chairman of the management board. His assignment includes providing a comprehensive review of SNCM’s situation and, together with the shareholders, identifying the solutions making it possible to solve the difficulties having arisen from a chronically unprofitable operation and the European Union’s requests for reimbursement of State aid. During SNCM’s supervisory board meeting of June 27, 2014, the two main shareholders, the State and Transdev, refused to participate in the vote on the extension of the letter of intent for the order of four ships, which rendered the letter null on June 30, 2014. On the same day, the supervisory board voted for the extension for one year (until June 30, 2015) of the maturity of the credit agreements granted by Transdev, Veolia Environnement and CGMF. During SNCM’s general shareholders’ meeting of July 3, 2014, the chairman of the supervisory board was removed and Mr. Jérôme Nanty, current general secretary of Transdev, became a member of the supervisory board and was elected chairman of the supervisory board on July 23, 2014.

At the beginning of July 2014, the Secretary of State for Transport and the Prime Minister publically stated they were in favor of placing SNCM in judicial insolvency reorganization in order to support the handling of the current difficulties it faces.

On June 24, 2014 the labor organizations initiated a strike, which they suspended on July 10, 2014, following decisions signed by the mediator of the Government and approved by Transdev with the authorization of a majority of its Board members.  An agreement was reached providing for a moratorium on the initiation of insolvency reorganization procedures for four months (unless SNCM were to fail to pay creditors). As Transdev’s press release of July 10, 2014 indicates, this agreement will enable the parties concerned to work between now and the end of October 2014 for the implementation of solutions for the future of the SNCM’s activities, which will undergo a “discontinuity solution” in connection with a controlled judicial rehabilitation procedure.

Veolia Environnement’s financial statements were approved based on the fair assumption that Veolia Environnement will cease any additional financing and that any solution to discontinue will be carried out through court-supervised insolvency reorganization.

The Group considers that the only solution is a receivership proceeding as soon as possible which will allow to save a bigger portion of the Napoléon Bonaparte insurance indemnity for the payment of severance compensation to SNCM employees during the necessary restructuring of SNCM.

In this context, the Group used the accounting treatment as described in note 3.2.2. above.

Other segments ‐ State aids on airports

The European Commission is currently conducting several investigations on potential State aid within the meaning of article 107 of the TFEU in the air transport sector. On April 4, April 25 and May 30, 2012, the European Commission opened several investigations into certain subsidies received by customer airlines and successive operators of the Carcassone, Nîmes and Beauvais airports, including companies partly or wholly owned by Transdev Group. Following the announcement of these investigative proceedings in the Official Journal of the European Union, the relevant subsidiaries of Transdev Group submitted their comments to the European Commission as third party interveners.

On July 23, 2014, the European Commission adopted a decision relating to several European airports, including the Nimes airport.   Based on the Commission’s press release, the decision (which has not yet been provided to Transdev) provides that the state aid provided to the Nimes airport operator is compatible with the common market, eliminating the financial risk to Transdev in relation to the Nimes airport.

At this point, Veolia Environnementis not able to assess the consequences of these proceedings, which remain underway with respect to the Carcassone and Beauvais airports, on its financial position or results of operations.

Other segments - Regional aids to passenger road transportation

Transdev Group was recently informed by a letter from the President of the Ile-de-France Regional Council dated March 3, 2014, and received on March 5, 2014, that the Ile-de-France Region was ordered by the Paris Administrative Court, on June 4, 2013, to proceed with the recovery of subsidies granted to operators under the plan for improvement of public transportation services. These subsidies were deemed to be illegal state aid by the Administrative Court, on the ground that no notification was made to the European Commission. According to the terms of the letter, this restitution obligation could affect certain of Transdev Group’s subsidiaries which may have benefited from these subsidies, because the Paris Administrative Court rejected the Ile-de-France region’s request for a stay of implementation on the restitution injunction. The Region appealed the administrative court decision, but this does not have a suspensive effect.

This first notification was also sent to other regular line operators in the outer Paris suburbs. This request for repayment is a legal dispute between the Region and an occasional transportation company, and to which no subsidiary of the Transdev Group is a party. Although the Region mentions in its letter an estimated subsidized amount of approximately €98.7 million (not including interest) attributed to Transdev Group’s subsidiaries, this estimate remains uncertain due to the complexity of the assessment resulting from, (i) the time the plan has existed, (ii) the number of operators that received the subsidies, a large number of which have since restructured/consolidated their activities, and(iii) the guidelines of the plan, which involve local authorities with evolving scopes of responsibility and are either intermediaries (the sums paid by the Region passing through them) or economic beneficiaries under the plan.

If the Ile-de-France Region were to issue a recovery order, the Transdev Group or its concerned subsidiaries would challenge it before the administrative court. This challenge would most probably de facto suspend the recovery of the aid.

At this very preliminary stage, Transdev Group maintains the position that the local authorities (departments, municipal associations, towns… among others), rather than Transdev Group and its subsidiaries, are the direct recipients of this financial aid because they benefit from contractual terms with reduced prices for transportation services billed to these local authorities.

Transdev Group, together with OPTILE (Organisation Professionnelle des Transports d'Ile-de-France, an association of all the private companies that operate regular lines in the Ile-de-France Transportation Plan), intends to contest any potential claims for repayment and itends to take legal action necessary to defend its interests.

Finally, in a press release dated March 11, 2014, the European Commission announced that, following a complaint filed in 2008, it is opening an in-depth investigation into the subsidies granted to companies that operate public transportation services in Ile-de-France. It also stated that the total amount of subsidies between 1994 and 2008 equalled €263 million and involved 253 recipients. In particular, the Commission will verify whether the recipients took on additional costs related to the obligation of public service, and, if so, whether or not their services were subject to overcompensation. Lastly, the Commission stated that its investigation will focus on a similar system of subsidies which may have continued after 2008. The opening of an in-depth investigation does not in any way affect the outcome of the ongoing investigation described above.

As this decision was published on May 9, 2014 in the Official Journal of the European Union, Transdev Group benefited from a time period expiring on June 9, 2014 to put forward its comments as an interested third party. By letter of May 27, Transdev Group requested a one month time period to reply, which it obtained. On July 9, 2014, Transdev Ile de France filed, on its own behalf and on that of all the entities of the group active in Ile-de-France, additional observations to those filed by OPTILE in the interest of all its subscribers. These observations, accompanied by an economic expert’s report, tend to demonstrate the total neutrality for the carriers of the disputed aids, which in reality benefit local communities, and the correlative impossibility to seek any restitution whatsoever from the companies.

29. Related-party transactions

There has been no material change in related-party transactions since December 31, 2013.

30. Segment reporting

The operating segments are components of the Group that operate in activities and whose operating results are reviewed by the Chairman and Chief Executive Officer (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segment and assess its performance.

Information presented to the Chief Operating Decision Maker is taken from the Group internal reporting system.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Until December 31, 2013, the presentation by operating segment corresponded to the Group’s four traditional businesses, that is, Water, Environmental Services, Energy Services and Other Segments.

The reorganization of the Group as announced on July 8th, 2013 led to the adoption by Veolia, beginning 2014, of a new segment reporting structure to reflect the Group’s performance as monitored by the Chief Operating Decision Maker.

Pursuant to IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:

•

France;

•

Europe, excluding France;

•

Rest of the world;

•

Global Businesses;

•

Dalkia, until the closing of the shareholding restructuring transaction (see also Note 3)

•

Other.

The main financial aggregates are also presented, in group share, for the two major joint ventures, Dalkia International and the Chinese Water concessions.

Segment reporting for prior periods was restated accordingly.

In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of activities in the course of divestiture and activities divested (see Note 23) were transferred to “Net income (loss) from discontinued operations”.

Reporting by operating segment

For the half-year ended June 30, 2014								Joint ventures (Data in Group share)
(€ million)	France	Europe, excl. France	Rest of the world	Global Businesses	Dalkia	Other	Total consolidated financial statements	Dalkia International	Chinese Water Concessions

Revenue	2,765.1	2,427.0	2,162.4	2,101.7	1,552.3	223.0	11,231.5	1,573.8	264.7

Operating cash flow before changes in working capital	308.3	293.5	257.6	89.3	127.2	(26.4)	1,049.5	196.9	56.3

Adjusted operating cash flow	311.2	293.4	258.6	94.8	109.7	(59.0)	1,008.7	195.4	55.5

Net charges to operating provisions	(3.2)	(21.5)	(10.3)	12.2	(14.6)	(5.6)	(43.0)	(5.8)	0.0
Net depreciation and amortization	(193.6)	(145.7)	(126.7)	(61.4)	0.0	(27.5)	(554.9)	(78.2)	(27.0)
Impairment of goodwill and negative goodwill	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(4.2)	0.0
Capital gains (losses) on disposal of non-current assets	(8.4)	(1.0)	(2.5)	2.4	10.6	3.4	4.5	(2.0)	0.1
Other	0.1	1.1	(1.5)	0.4	2.6	(0.1)	2.6	0.0	0.0

Operating income	106.1	126.3	117.6	48.4	108.3	(88.8)	417.9	105.2	28.6

Share of net income (loss) of equity-accounted entities	(0.7)	16.0	22.1	4.1	29.1	50.3	120.9	4.3	0.0

Operating income after share of net income (loss) of equity-accounted entities	105.4	142.3	139.7	52.5	137.4	(38.5)	538.8	109.5	28.6

Industrial investments	(116.4)	(173.7)	(73.5)	(34.8)	(57.5)	(41.8)	(497.7)	(63.3)	(24.5)

Half-year ended June 30, 2013								Joint ventures (Data in Group share)
(€ millions)	France	Europe, excl. France	Rest of the world	Global Businesses	Dalkia	Other	Total consolidated financial statements	Dalkia International	Chinese Water Concessions

Revenue	2,782.3	2,365.9	1,884.4	1,999.7	1,823.5	218.0	11,073.8	1,847.0	261.5

Operating cash flow before changes in working capital	291.7	275.1	183.0	88.8	149.3	0.7	988.6	240.1	57.3

Adjusted operating cash flow	293.5	286.7	188.1	94.2	128.7	(61.2)	930.0	237.7	56.6

Net charges to operating provisions	(7.3)	4.2	(11.8)	7.6	1.9	40.3	34.9	(2.5)	0.0
Net depreciation and amortization	(178.8)	(144.9)	(106.3)	(63.5)	(38.4)	(30.8)	(562.7)	(77.5)	(27.7)
Impairment of goodwill and negative goodwill	0.0	(48.5)	0.0	0.0	0.0	0.0	(48.5)	0.0	0.0
Capital gains (losses) on disposal of non-current assets	1.2	1.0	(1.6)	17.6	0.7	(2.3)	16.6	(1.4)	0.1
Other	0.0	(4.9)	(2.4)	0.0	0.8	0.1	(6.4)	(0.1)	(0.1)

Operating income	108.6	93.6	66.0	55.9	93.7	(53.9)	363.9	156.2	28.9

Share of net income (loss) of equity-accounted entities	1.5	3.9	19.7	4.2	67.6	14.9	111.8	4.2	0.2

Operating income after share of net income (loss) of equity-accounted entities	110.1	97.5	85.7	60.1	161.3	(39.0)	475.7	160.4	29.1

Industrial investment	(153.3)	(118.3)	(95.2)	(44.4)	(74.8)	(39.5)	(525.5)	(60.5)	(16.9)

31. Post-balance sheet events

31.1 Completion of the transaction between Veolia and EDF related to Dalkia

The transaction associated with the agreement between Veolia and EDF, signed on March 25, 2014, related to their joint subsidiary Dalkia, closed on July 25, 2014.

As part of this transaction, EDF acquired all of Dalkia’s activities in France, under Dalkia’s brand, while Dalkia’s International operations were acquired by Veolia.

To recap, discussions between Veolia and EDF had been initiated in October 2013, with the goal of coming to an agreement with respect to their joint subsidiary Dalkia.

At the end of consultation processes with employee representative bodies and after approval of EDF's and Veolia Environnement's respective Boards of Directors, an agreement was signed on March 25, 2014 in accordance with the principles previously announced.

After the authorization of antitrust authorities was received at the end of June, 2014, the transaction was completed in July 25, 2014 and has resulted in the divestment of the Group’s Dalkia France shares to EDF and the divestment of EDF’s Dalkia International shares to the Group; these two divestments being part of one transaction.

As part of this transaction, Veolia Environnement made a cash payment to EDF to compensate for the difference in value of the investments owned by the two shareholders in the various Dalkia group entities.

Given the definitive structure of the transaction, the amount of cash paid by the Group to EDF amounted to €655.0 million.

Accounting consequences

This transaction will be reflected in the consolidated financial statements as a loss of control on Dalkia’s activities in France and the gain of control of Dalkia International. Thus, Dalkia International, which was formerly accounted for under the equity method, will be fully consolidated, starting July 25, 2014.

2013 condensed financial statements of Dalkia International

Given the effective date of the business combination and the size of Dalkia International, the initial accounting of the fair value of Dalkia International’s assets acquired and liabilities assumed was not available at the time the ﬁnancial statements were authorized for issue.

The Dalkia International condensed financial information for 2013 shown below at 100% has been re-presented to present data in accordance with the Group’s accounting and presentation policies, excluding business combination accounting.

In 2013, as mentioned in note 8.1 of 2013 reference document, Dalkia International’s reported revenues and net income Group share amounted to €4,551.1 million and €32.9 million, respectively.

(€ million)	31/12/2013

Current assets	2,642.0
Non current Assets	4,189.3
TOTAL ASSETS	6,831.3
Equity attributable to owners of the Company	2,025.6
Equity attributable to non-controlling interests	351.4
Current liabilities	2,081.7
Non current Liabilities	2,372.6
TOTAL EQUITY AND LIABILITIES	6,831.3

31.2 Divestiture of activities in Israel

On July 10, 2014, Veolia Environnement signed an agreement with funds managed by Oaktree Capital Management, L.P., a global investment manager, for the sale of its water, waste and energy activities in Israel.

This transaction will contribute to a€250 million reduction in Veolia’s debt. It is part of Veolia’s strategy to refocus the Group geographically and to concentrate on areas that offer less capital intensive opportunities.

Completion of this transaction is subject to the approval of the Israeli Antitrust Authority and change of control authorizations common in such transactions and is expected to occur by the end of 2014.

32. Main companies included in the consolidated financial statements

As of June 30, 2014, Veolia Environnement Group accounted for a total of 2,557 companies, compared with 2,620 companies as of December 31, 2013, of which 1,249 are fully consolidated.

The list of main subsidiaries has not significantly changed since December 31, 2013.

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Condensed Interim Consolidated Financial Statements
for the half-year ended June 30, 2013

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Operating and Financial Review Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2014

1 MAJOR EVENTS IN THE FIRST HALF OF 2014

2

1.1 General context

2

1.2 New contracts and main acquisitions

5

1.3 Group financing

6

1.4 Events post June 30, 2014

7

2 ACCOUNTING AND FINANCIAL INFORMATION

9

2.1 Definitions and accounting context

9

2.2 Key figures

9

2.3 Revenue

11

2.3.1 Overview

11

2.3.2 Revenue by operating segment

11

2.3.3 Revenue by business

13

2.4 Other income statement items

16

2.4.1 Selling, general and administrative expenses

16

2.4.2 Reconciliation of Operating income and Operating income after share of net income
(loss) of equity-accounted entities with Adjusted operating income and analysis

16

2.4.3 Reconciliation of Operating income with adjusted operating cash flow and analysis

19

2.4.4 Net finance costs

24

2.4.5 Income tax expense

24

2.4.6 Net income (loss) from discontinued operations

24

2.4.7 Net income (loss) attributable to other associates

24

2.4.8 Net income (loss) attributable to non-controlling interests

25

2.4.9 Net income (loss) attributable to owners of the Company

25

3. FINANCING

27

3.1 Operating cash flow before changes in working capital

28

3.2 Working capital

29

3.3 Net investment flows

29

3.4 Free Cash Flow

30

3.5 External financing

30

3.5.1 Net financial debt and adjusted net financial debt

30

3.5.2 Liquidity position

31

3.5.3 Bank covenants

31

4. PRO FORMA FINANCIAL INFORMATION

32

5. FORWARD-LOOKING INFORMATION AND OBJECTIVES

32

6. RISK FACTORS

33

7. APPENDICES TO THE OPERATING AND FINANCIAL REVIEW

34

7.1 Reconciliation of previously published and re-presented data for the half-year ended June 30, 2013 (4)

34

7.2 Accounting definitions

34

1/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Results of operations for the half-year ended June 30, 2014

1 Major events in the first half of 2014

1.1 General context

The performance of the Group in the first half of 2014 was encouraging given the current economic context and was particularly marked by:

-

A return to revenue growth thanks to the successful implementation of our strategy and despite the negative weather impact in the first quarter of 2014 in Energy Services. Revenue increased 3.0% at constant exchange rates (+3.6% at constant consolidation scope and exchange rates for our Water and Waste activities, including +4.0% at constant consolidation scope and exchange rates in the second quarter of 2014, compared with +3.1% for the firstquarter);

-

A significant improvement in performance in the second quarter with a 9.9% rise in adjusted operating cash flow at constant exchange rates, driven by internal management efforts and the ramp-up of savings. Savings plans had a total impact of €72 million in the first half of 2014, net of implementation costs;

-

Strong growth in adjusted net income attributable to owners of the Company to €187.5 million for the half-year ended June 30, 2014, compared with €133.8 million for the half-year ended June 30, 2013, thanks to the reduction in debt and the improvement in our operating results;

-

The improvement in our free cash flow (as defined in section 7.2) to -€425 million, compared with -€898 million for the half-year ended June 30, 2013, driven by the improvement in adjusted operating cash flow, management of investments and an improvement in the change in operating working capital requirements;

-

Net financial debt totalled €8.6 billion as of June 30, 2014, compared with €8.2 billion as of December 31, 2013, primarily due to the seasonal nature of working capital requirements.

Transformation of the Group organizational structure

The reorganization of the Group as announced on July 8, 2013, led to the adoption by Veolia, beginning 2014, of a new segment reporting structure to reflect the Group’s performance as monitored by the Chief Operating Decision Maker. Financial information is now reported according to the following segments:

•

France;

•

Europe, excluding France;

•

Rest of the World;

•

Global Businesses;

•

Dalkia;

•

Other.

Dalkia’s contribution to Group performance indicators is presented on a separate line until the completion of the transaction restructuring its shareholding, which took place on July 25, 2014.

Changes in governance

On Thursday April 24, 2014, the Combined Shareholders’ Meeting of Veolia, chaired by Mr. Antoine Frérot, Chairman and Chief Executive Officer of the Company, approved all the resolutions on its agenda.

In addition, the Board of Directors meeting on the same day, renewed Mr. Antoine Frérot’s term of office as Chairman and Chief Executive Officer.

2/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Following this Combined Shareholders’ Meeting, Veolia’s Board of Directors consists of fourteen voting directors and one non-voting director:

-

Mr. Antoine Frérot, Chairman and Chief Executive Officer;

-

Mr. Louis Schweitzer, Vice-Chairman and Lead Independent Director;

-

Mr. Jacques Aschenbroich;

-

Mrs. Maryse Aulagnon;

-

Mr. Daniel Bouton;

-

Caisse des dépôts et consignations, represented by Olivier Mareuse;

-

Mr. Pierre-André de Chalendar;

-

Groupama SA, represented by Mr. Georges Ralli;

-

Mrs. Marion Guillou;

-

Mr. Serge Michel;

-

Mr. Baudouin Prot;

-

Qatari Diar Real Estate Investment Company, represented by Mr. Khaled Mohamed Ebrahim Al Sayed;

-

Mrs. Nathalie Rachou;

-

Mr. Paolo Scaroni;

-

Mr. Paul-Louis Girardot, non-voting director.

The composition of the four Board Committees is as follows:

-

Accounts and Audit Committee: Messrs. Daniel Bouton (Chairman) and Jacques Aschenbroich, Mrs. Nathalie Rachou and an employee director (to be appointed at a later date).

-

Appointments Committee: Messrs. Louis Schweitzer (Chairman), Pierre-André de Chalendar and Serge Michel and Mrs. Maryse Aulagnon.

-

Compensation Committee: Messrs. Louis Schweitzer (Chairman), Daniel Bouton and Serge Michel and an employee director (to be appointed at a later date).

-

Research, Innovation and Sustainable Development Committee: Messrs. Jacques Aschenbroich (Chairman), Pierre-André de Chalendar, Paul-Louis Girardot and Mrs. Marion Guillou.

Completion of the transaction between Veolia and EDF related to Dalkia

On July 25, 2014, EDF and Veolia closed the transaction associated with the agreement signed on March 25, 2014 related to their joint subsidiary Dalkia, one of the world's leading providers of energy services. The signed agreement  was in line with the principles announced on October 28, 2013.

As part of this agreement, EDF has acquired all of the Dalkia Group’s activities in France (including Citelum), under Dalkia’s brand, while Dalkia’s international operations are taken by Veolia.

This transaction, announced in October 2013, was subject to the approval of the relevant competition authorities, which was obtained at the end of June 2014.

Accordingly this transaction is reflected as follows in the Group’s consolidated financial statements as of and for the six months ended June 30, 2014 (unchanged compared to the 2013 annual financial statements) :

•

Transfer of Dalkia’s assets and liabilities in France to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the consolidated statement of financial position, pursuant to IFRS 5;

•

Remeasurement of Dalkia France assets and liabilities at the lower of net carrying amount and fair value less costs to sell, without any impact on the consolidated financial statements of the Group as of June 30, 2014.

Furthermore, until the transaction completion date, the Group’s investment in the Dalkia International joint venture remained equity accounted. Following completion of the transaction on July 25, 2014, Dalkia’s international activities are held exclusively by the Group and fully consolidated (see also Note 31 to the Condensed consolidated financial statements for the half-year ended June 30, 2014.)

3/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Changes in Group structure

Principal divestitures

The Group continued to implement its asset optimization policy in the first half of 2014.

On June 27, 2014, Veolia completed the divestiture of its 65% stake in Marius Pedersen Group to Fondation Marius Pedersen for a consideration of €240 million. Marius Pedersen Group provides solid waste management services in Denmark, the Czech Republic and Slovakia.

SNCM

Due to the ongoing difficulties of Société Nationale Corse Méditerranée (SNCM) in 2014, Veolia was unable to withdraw from Transdev Group.

Nonetheless, given the Group’s confirmed desire to continue its withdrawal from the transportation business, the Group’s investment in Transdev Group does not represent an extension of the Group’s businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013.

SNCM remains equity-accounted indirectly as part of the Transdev Group joint venture.

Events during the first-half of 2014

The French State became a direct shareholder of SNCM on January 23, 2014 and granted SNCM two successive advances totalling €20 million. The French State, as shareholder, thus participates directly in the financing of SNCM and in the definition of its industrial strategy.

During the meeting of the Supervisory Board on January 22, 2014, Transdev’s representatives expressed that they no longer believed in SNCM’s long-term plan, notably due to the numerous legal uncertainties and to certain commercial and financial assumptions deemed excessively optimistic. This position was reiterated in a letter written by the Chairman of Transdev to the Minister of Transport, on January 28, 2014.

After several meetings of the SNCM’s Supervisory Board between March and May 2014, where the decisions (signature of a letter of intent for the order of four ships, refusal to convene a general shareholders’ meeting with a view to removing the Chairman of the Supervisory Board) were made, with the support of the French State as shareholder, against the position of Transdev, the Supervisory Board decided on May 12, 2014 not to renew the mandate of the Chairman of the Management Board and appointed Mr. Diehl as the new chairman on May 28, 2014. During SNCM’s general shareholders’ meeting of July 3, 2014, the Chairman of the Supervisory Board was removed and Mr Nanty became a member of the supervisory board and was elected Chairman of the supervisory board on July 23, 2014.

During the Supervisory Board meeting of June 27, 2014, the French State and Transdev refused to participate in the vote on the extension of the letter of intent for the order of four ships, which rendered the letter null. On the same day, the Supervisory Board voted for the extension for one year (until June 30, 2015) of the maturity of the credit agreements granted by Transdev, Veolia Environnement and CGMF, subject to compliance with contractual clauses. The Supervisory Board meeting of January 22, 2014 had voted for the escrow of the Napoléon Bonaparte insurance compensation of €60 million (adjusted to €57.15 million), intended to finance voluntary redundancies as well as the resulting restructuring costs. The Group agreed to extend the expiry date of its credit (€14.37 million) subject to the retention of the aforementioned escrow and to the use of the insurance compensation solely for the payment of severance compensation to SNCM employees.

4/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

At the beginning of July 2014, the Secretary of State for Transport and the Prime Minister publicly stated they were in favor of placing SNCM in receivership. On July 10, 2014, the SNCM labor organization suspended their strike movement, initiated on June 24, 2014, following decisions approved by Transdev with the authorization of a majority vote of its Board members. This agreement, signed by M. Gilles Bélier appointed by the Government to monitor the mediation in the presence of Mr. Michel Cadot, prefect of Bouches du Rhônes and prefect of the Provence-Alpes-Côte-d’Azur region, provides for a moratorium on the initiation of receivership proceedings for a period of four months (unless SNCM were to become insolvent). As the Transdev press release of July 10, 2014 indicates, this agreement will enable the parties concerned to work, between now and the end of October 2014, on the implementation of solutions for the future of the company’s activities, which will undergo a “discontinuity solution” in connection with a controlled receivership proceeding which is the supported solution by the Group. The Group considers that the only solution is a receivership proceeding as soon as possible which will allow to save a bigger portion of the Napoléon Bonaparte insurance indemnity for the payment of severance compensation to SNCM employees during the necessary restructuring of SNCM.

Impacts on the interim financial statements for the half-year ended June 30, 2014

As for the financial statements as of and for the year ended December 31, 2013, the Group’s financial statements as of and for the half-year ended June 30, 2014 were prepared based on the reasonable assumption that the Group will cease to provide any additional financing and that any solution to discontinue will be carried out through a court-supervised receivership.

Considering recent events and the positions defended by the French State, the Group considers that the main scenario, used as the basis for the Group’s accounting treatment of SNCM, is an appropriate collective procedure accompanied by a divestment plan and a settlement agreement which is more than ever supported by recent events.

Accordingly, as for the 2013 financial statements, the accounting treatment adopted for the half-year ended June 30, 2014 is based on a fair assessment of the financial exposure of the Group through its indirect investment in SNCM.

Under this scenario, the repayments claimed by the European Commission pursuant to the disputes regarding the privatization process (€220 million excluding interest) and compensation paid for so-called complementary services (€220 million excluding interest), would not be paid (see Note 28, Contingent assets and liabilities in the interim consolidated financial statements).  Should this scenario not prevail, the Company would then reassess the financial effects.

1.2 New contracts and main acquisitions

New contracts

The Group has enjoyed a number of commercial successes since January 1, 2014, including:

-

On January 14, 2014, Greater Lyon (France) awarded Veolia Water an 8-year management contract for the production and distribution of drinking water in 54 municipalities. This contract will come into force on February 3, 2015, and represents estimated cumulative revenue of €660 million (French GAAP) and will require an investment of €55 million;

-

On January 29, 2014, the Iraqi Ministry for Municipalities and Public works awarded Veolia, in partnership with the Japanese conglomerate Hitachi and the Egyptian engineering company ArabCo, a 5-year contract to build and operate a desalination facility in Basra, Iraq. This contract represents estimated cumulative revenue of USD 115 million for Veolia;

-

On February 3, 2014, the Swiss pharmaceutical company Novartis renewed its confidence in Veolia, by again awarding the Group the management of utilities at Novartis’ production sites in Basel, Switzerland, the company’s historic headquarters, as well as the management of technical services and facilities at 15 of its largest sites in Western Europe. These contracts represent estimated cumulative revenue of €925 million over five years;

-

On February 20, 2014, the municipality of Buenos Aires, Argentina awarded the management of waste services to Proactiva Medio Ambiente, the Veolia subsidiary in charge of Latin America activities. This contract represents estimated cumulative revenue of €500 million over 10 years;

-

On March 26, 2014 the municipality of Las Condes, in Santiago de Chile, renewed its confidence in Proactiva Medio Ambiente, Veolia’s Latin American subsidiary, by awarding it a contract for household solid waste collection. This 8-year contract, with an extension option for two additional years, represents estimated cumulative revenue of €40 million;

5/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

-

On May 6, 2014, Veolia signed a contract with Ecopetrol America Inc. (the US subsidiary of the Columbian national petroleum company, Colombie Ecopetrol SA) for the supply of water treatment equipment and services in Columbia. This contract for the treatment of water produced by petroleum extraction activities at the Ecopetrol site located south-east of Bogota, represents estimated cumulative revenue of €60 million;

-

On June 27, 2014, BP selected Veolia as a partner at one of its largest gas field development projects. Veolia will design, build and operate a raw water treatment plant for BP’s Khazzan gas field development project, located southwest of Muscat in the Sultanate of Oman. This contract for an initial period of one year and with extension options for up to four additional years, represents estimated cumulative revenue of USD 75 million for Veolia;

-

On July 1, 2014, Hunter Water Corporation awarded Veolia its largest operating contract for 25 water and wastewater treatment plants in the Hunter region in New South Wales, Australia. This 8-year contract represents estimated cumulative revenue of €193 million.

Acquisitions

Purchase of IFC’s investment in Veolia Voda

On April 18, 2014, VE-CGE signed an agreement to purchase International Finance Corporation’s (IFC) minority interest in Veolia Voda (9.52% of Veolia Voda’s share capital) for €90.9 million. Following this transaction, the Group’s stake in Veolia Voda is 91.64%.

Purchase of 51% of Kendall

On January 30, 2014, TNAI acquired 51% of Kendall Green Energy Holding LLC and its wholly-owned subsidiary, Kendall Green Energy LLC (cogeneration plant providing energy to customers in Cambridge, Boston and the Massachusetts General hospital). This transaction was completed at a price of €19 million.

The Group has a call option covering the shares held by the joint partner and simultaneously granted a put option to the joint partner exercisable under the same conditions, which is recognized in debt.

1.3 Group financing

Payment of the dividend

Following approval at the Annual General Shareholders’ Meeting of April 24, 2014, the Group offered shareholders a choice of payment of the dividend in cash or shares. The share payment option was taken-up for 46.67% of dividends payable, resulting in the creation of 13,426,093 shares representing approximately 2.38% of share capital and 2.44% of voting rights. Accordingly, the dividend payment in cash totalled €199.5 million and was paid on or after May 28, 2014.

Early reversal of a portion of the swap portfolio

In June 2014, the Group launched the early reversal of its portfolio of euro interest rate floating-rate payer swaps. The swaps unwound were classified as fair value hedges of bonds issued by Veolia Environnement. Balancing cash payments by the banks totalled €98.6 million and concerned notional outstandings of €2,850 million.

Other financing transactions, including those performed in the second quarter of 2014, are presented in Notes 3.3 and 16 to the Condensed consolidated financial statements for the half-year ended June 30, 2014.

6/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

1.4 Events post June 30, 2014

Completion of the VEOLIA and EDF transaction concerning DALKIA

The transaction associated with the agreement between Veolia and EDF, signed on March 25, 2014, related to their joint subsidiary Dalkia, closed on July 25, 2014.

As part of this transaction, EDF acquired all of Dalkia’s activities in France, under Dalkia’s brand, while Dalkia’s International operations were acquired by Veolia.

To recap, discussions between Veolia and EDF had been initiated in October 2013, with the goal of coming to an agreement with respect to their joint subsidiary Dalkia.

At the end of consultation processes with employee representative bodies and after approval of EDF's and Veolia Environnement's respective Boards of Directors, an agreement was signed on March 25, 2014 in accordance with the principles previously announced.

After the authorization of antitrust authorities was received at the end of June 2014, the transaction was completed on July 25, 2014 and has resulted in the divestment of the Group’s Dalkia France shares to EDF and the divestment of EDF’s Dalkia International shares to the Group; these two divestments being part of one transaction.

As part of this transaction, Veolia Environnement made a cash payment to EDF to compensate for the difference in value of the investments owned by the two shareholders in the various Dalkia group entities.

Given the definitive structure of the transaction, the amount of cash paid by the Group to EDF amounted to €655.0 million.

At the closing date, this transaction decreased Veolia’s net financial debt by € 336 million, of which € 155 million due to the exit of Dalkia France‘s external debt (which was reclassified as liabilities directly associated with assets classified as held for sale as of December 31, 2013, pursuant to IFRS 5).

Accounting consequences

This transaction will be reflected in the consolidated financial statements as a loss of control of Dalkia’s activities in France and the gain of control of Dalkia International. Thus, Dalkia International, which was formerly accounted for under the equity method, will be fully consolidated, starting July 25, 2014.

2013 condensed financial statements of Dalkia International

Given the effective date of the business combination and the size of Dalkia International, the initial accounting of the fair value of Dalkia International’s assets acquired and liabilities assumed was not available at the time the ﬁnancial statements were authorized for issue.

The Dalkia International condensed financial information for 2013 shown below at 100% has been re-presented to present data in accordance with the Group’s accounting and presentation policies, excluding business combination accounting.

In 2013, Dalkia International’s reported revenues and net income Group share amounted to €4,551.1 million and €32.9 million, respectively.

(€ million)	31/12/2013

Current assets	2,642.0
Non current Assets	4,189.3
TOTAL ASSETS	6,831.3
Equity attributable to ownersof the Company	2,025.6
Equity attributable to non-controlling interests	351.4
Current liabilities	2,081.7
Non current Liabilities	2,372.6
TOTAL EQUITY AND LIABILITIES	6,831.3

7/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Divestiture of activities in Israel

On July 10, 2014, Veolia Environnement signed an agreement with funds managed by Oaktree Capital Management, L.P., a global investment manager, for the sale of its water, waste and energy activities in Israel.

This transaction will contribute to a €250 million reduction in Veolia’s debt. It is part of Veolia’s strategy to refocus the Group geographically and to concentrate on areas that offer less capital intensive opportunities.

Completion of this transaction is subject to the approval of the Israeli Antitrust Authority and change of control authorizations common in such transactions and is expected to occur by the end of 2014.

8/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

2 Accounting and financial information

2.1 Definitions and accounting context

Pursuant to European Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of Veolia Group (the “Group”) for the half-year ended June 30, 2014 were prepared in accordance with IAS 34, “Interim Financial Reporting”.

The accounting principles used for the preparation of the condensed interim consolidated financial statements are in accordance with the IFRS standards and interpretations as adopted by the European Union. These standards and interpretations may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

2.2 Key figures

Veolia Environnement consolidated revenue increased 0.6% at constant consolidation scope and exchange rates (+1.4% at current consolidation scope and exchange rates) to €11,231.5 million for the half-year ended June 30, 2014, compared with re-presented revenue of €11,073.8 million for the half-year ended June 30, 2013. Revenue trends improved overall in the second quarter of 2014, showing growth of 3.1% at constant consolidation scope and exchange rates, compared with a contraction of 1.7% in the first quarter of 2014.

Excluding Dalkia France, revenue grew 4.6% at current consolidation scope and exchange rates and 3.6% at constant consolidation scope and exchange rates.

Revenue benefited:

-

in France, from stable Water and Waste activities;

-

in Europe excluding France (+2.4% at constant consolidation scope and exchange rates) from the good momentum of Waste operations in the UK and of Water operations in Central and Eastern Europe;

-

in the Rest of the World, from favorable organic revenue growth of 8.0% at constant consolidation scope and exchange rates, due to the strong performance of Energy Services operations in the United States and industrial contract wins (Water and Waste) in Australia. The segment also benefited from the integration of Proactiva Medio Ambiente’s Water and Waste operations in Latin America;

-

in the Global Businesses segment, from good momentum with revenue growth of 7.8% at constant consolidation scope and exchange rates (+5.1% at current consolidation scope and exchange rates). This increase in revenue was made possible by the start-up of major engineering projects (VWS) (sustained activity and new contracts) and growth in hazardous waste activities and in Sade operations;

-

from a slight overall increase at the Group level in Waste volumes compared with the first half of 2013, while recycled material prices fell, particularly in France.

However Dalkia France revenue declined sharply (-14.6% at constant consolidation scope) driven by a highly negative weather impact due to an exceptionally mild winter, as well as the continued programmed end of gas cogeneration contracts.

As a reminder, Group consolidated revenue declined slightly in the first quarter of 2014 by 1.2% at current consolidation scope and exchange rates (-1.7% at constant consolidation scope and exchange rates) to €5,688.4 million for the quarter ended March 31, 2014, compared with re-presented revenue of €5,756.6 million for the quarter ended March 31, 2013.

Adjusted operating cash flow increased 8.5% at current exchange rates (+9.9% at constant exchange rates) to €1,008.7 million for the half-year ended June 30, 2014, compared with re-presented €930.0 million for the half-year ended June 30, 2013. Excluding Dalkia France, adjusted operating cash flow would have increased 12.3% at current exchange rates and +13.9% at constant exchange rates.

9/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

This increase was due to:

-

the solid performance of Waste operations, particularly in the United Kingdom and Australia and in the hazardous waste sector;

-

the performance of Water operations in France and Central Europe;

-

the impact of the full consolidation of Proactiva Medio Ambiente in Latin America;

-

and the contribution of savings plans in the amount of €72 million, net of implementation costs.

Adjusted operating income1 for the half-year increased 4.3% at current exchange rates (+5.8% at constant exchange rates) to €564.3 million, compared with re-presented figures for the half-year ended June 30, 2013. This increase was mainly due to:

-

the significant increase in adjusted operating cash flow during the first half of 2014;

-

the increase in the share of adjusted net income of joint ventures and associates to €122.4 million for the half-year, up 9.5% on a current basis (compared with re-presented €111.8 million for the half-year ended June 30, 2013), attributable to the impact of the sale of Marius Pedersen in the amount of €48.9 million in 2014, offset by the poorer performance of Dalkia International due to the highly negative weather impact;

-

negative movements in provisions for pensions compared with the first-half of 2013 of around €32 million in VE S.A. due to the reversal of provisions for the closure in 2013 of the executive management defined benefit pension plan.

Net finance costs fell significantly to -€226.6 million for the half-year ended June 30, 2014, compared with re-presented -€305.6 million for the half-year ended June 30, 2013.

The net loss from discontinued operations amounted to €22.4 million for the half-year ended June 30, 2014, compared with re-presented €16.4 million for the half-year ended June 30, 2013.

Net income attributable to owners of the Company therefore rose significantly to €151.1 million for the half-year ended June 30, 2014, compared with re-presented €0.8 million for the half-year ended June 30, 2013.

Adjusted net income (as defined in section 7.2) also increased substantially to €187.5 million for the half-year ended June 30, 2014, compared with €133.8 million for the half-year ended June 30, 2013.

Net financial debt was €8,646 million as of June 30, 2014, compared with re-presented €8,177 million as of December 31, 2013. Adjusted net financial debt (adjusted for loans granted to joint ventures as defined in Section 7.2) increased from €5,452 million as of December 31, 2013 to €5,873 million at the end of the first half of 2014. The rise in net financial debt and adjusted net financial debt over the first half of 2014 is mainly due to the change in operating working capital requirements attributable to seasonal factors (which represented an outflow of €586 million for the first half ended June 30, 2014, compared with an outflow of €4 million for the year ended December 31, 2013).

1 After the share of adjusted net income of joint ventures and associates.

10/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

2.3 Revenue

2.3.1 Overview

Half-year ended June 30 2014 (€ million)	Half-year ended June 30, 2013, re-presented (€ million)	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
11,231.5	11,073.8	+1.4%	+0.6%	+2.4%	-1.6%

Changes in consolidation scope positively impacted 2014 first-half revenue by €265.1 million, including €244.3 million related to the acquisition of control of Proactiva Medio Ambiente at the end of November 2013. Proactiva Medio Ambiente is fully consolidated in the Group’s financial statements from this date.

The foreign exchange impact of -€169.5 million primarily reflects the appreciation of the euro against the Australian dollar (-€70.0 million), the US dollar (-€40.2 million), the Czech crown (-€20.1 million), the Japanese yen (-€18.6 million) and the Brazilian real (-€17.4 million). The pound sterling appreciated against the euro with a foreign exchange impact of €35.1 million.

2.3.2 Revenue by operating segment

(€ million)	Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented (€ million)	% Change	Internal growth	External growth	Foreign exchange impact
France	2,765.1	2,782.3	-0.6%	-0.6%	n/a	n/a
Europe, excluding France	2,427.0	2,365.9	+2.6%	+2.4%	-0.2%	+0.4%
Rest of the World	2,162.4	1,884.4	+14.7%	+8.0%	+14.0%	-7.3%
Global Businesses	2,101.7	1,999.7	+5.1%	+7.8%	-0.6%	-2.1%
Dalkia	1,552.3	1,823.5	-14.9%	-14.6%	-0.3%	n/a
Other	223.0	218.0	+2.3%	-8.8%	+10.8%	+0.3%
Revenue	11,231.5	11,073.8	+1.4%	+0.6%	+2.4%	-1.6%

France

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,765.1	2,782.3	-0.6%	-0.6%	n/a	n/a

Revenue in France was stable overall (-0.6% at current and constant consolidation scope).

-

Water activities reported a 1.2% contraction in revenue (at current and constant consolidation scope). Revenue benefited from tariff indexation increases, which partially offset contractual erosion and lower construction activity. Volumes sold remained stable over the period.

-

Waste activities reported relatively stable revenue (+0.1% at current and constant consolidation scope). A slightly favorable volume effect and an increase in net prices (excluding materials), were offset by downward trends in recycled raw material prices.

11/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Europe, excluding France

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,427.0	2,365.9	+2.6%	+2.4%	-0.2%	+0.4%

Revenue of the “Europe excluding France” segment grew 2.6% at current consolidation scope and exchange rates (+2.4% at constant consolidation scope and exchange rates). This increase is primarily due to sustained revenue growth:

-

in the United Kingdom: revenue rose substantially by 13.5% at current consolidation scope and exchange rates (+9.7% at constant consolidation scope and exchange rates) due to the increase in commercial collection and hazardous waste volumes and the contribution of integrated contracts in Waste operations (particularly Leeds and Staffordshire);

-

in Central and Eastern European countries: revenue grew 2.9% at constant consolidation scope and exchange rates, in line with tariff increases in the Water business.

These impacts were partially offset by a fall in revenue in Northern Europe of nearly -4.3% on a current basis, primarily due to the impact of unfavorable weather conditions on the Braunschweig contract in Germany.

Rest of the World

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,162.4	1,884.4	+14.7%	+8.0%	+14.0%	-7.3%

Revenue of the “Rest of world” segment increased 14.7% at current consolidation scope and exchange rates (+8.0% at constant consolidation scope and exchange rates).

This increase was driven primarily by sustained revenue growth:

-

in the United States, where revenue grew by 6.4% at current consolidation scope and exchange rates (+8.7% at constant consolidation scope and exchange rates) mainly due to revenue growth in Energy Services (thanks to harsh weather conditions, new projects and higher natural gas and diesel prices);

-

in Australia, where revenue grew significantly by 11.0% at constant consolidation scope and exchange rates (-1.8% at current consolidation scope and exchange rates), due primarily to higher landfill volumes and growth in industrial services in Waste operations.

The external growth impact (€244.3 million) is related to the acquisition of control of Proactiva Medio Ambiente at the end of November 2013.

Global Businesses

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
2,101.7	1,999.7	+5.1%	+7.8%	-0.6%	-2.1%

12/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Revenue of the Global Businesses segment grew 5.1% at current consolidation scope and exchange rates (+7.8% at constant consolidation scope and exchange rates). This increase was mainly due to sustained revenue growth:

-

in VWS : +4.0% at current consolidation scope and exchange rates and +10.0% at constant consolidation scope and exchange rates. This solid momentum in revenue was primarily driven by the start-up of major projects in the industrial Design and Build sector (particularly desalination projects in the Middle East);

-

in SARPI : +7.6% at constant consolidation scope and exchange rates and +11.6% at current consolidation scope and exchange rates, with higher hazardous waste treatment volumes (particularly used oil regeneration and treatment of contaminated soil).

Dalkia

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
1,552.3	1,823.5	-14.9%	-14.6%	-0.3%	n/a

Dalkia France revenue fell substantially during the period by 14.9% at current consolidation scope (-14.6% at constant consolidation scope). This decline was mainly due to the negative impact of winter 2014 weather conditions compared with the particularly harsh weather the year before, and the impact of the programmed end of gas cogeneration contracts in France.

Other

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
223.0	218.0	+2.3%	-8.8%	+10.8%	+0.3%

Revenue of the Other segment does not warrant any specific comment.

The Other segment primarily comprises revenue from our activities in Israel and of the group holding companies (mainly industrial multiservice contracts, corporate holding companies and our engineering and consulting activities).

2.3.3 Revenue by business

(€ million)	Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
Water Waste Energy Services Other	5,113.1 4,175.1 1,833.6 109.7	5,000.4 3,984.7 1,972.3 116.4	+2.3% +4.8% -7.0% -5.8%	+3.1% +2.8% -10.1% -5.8%	+1.2% +3.3% +3.6% n/a	-2.0% -1.3% -0.5% +0.0%
Revenue	11,231.5	11,073.8	+1.4%	+0.6%	+2.4%	-1.6%

13/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Veolia Environnement consolidated revenue grew 0.6% at constant consolidation scope and exchange rates (+1.4% at current consolidation scope and exchange rates) to €11,231.5 million for the half-year ended June 30, 2014, compared with re-presented revenue of €11,073.8 million for the half-year ended June 30, 2013. Revenue trends improved overall in the second quarter of 2014, showing growth of 3.1% at constant consolidation scope and exchange rates, compared with a contraction of 1.7% at constant consolidation scope and exchange rates in the first quarter of 2014.

Revenue benefited:

-

in the Water business from:

-

stable Operations activities (+0.4% at constant consolidation scope and exchange rates and +1.0% at current consolidation scope and exchange rates);

-

growth in Technologies and Networks activities of 8.9% at constant consolidation scope and exchange rates (+5.0% at current consolidation scope and exchange rates) in line with the start-up of major projects, mainly in the industrial Build and Design sector (particularly desalination projects in the Middle East);

-

in the Waste business from growth of 2.8% (including a volume impact of +1.7% and a price impact of +0.8%) at constant consolidation scope and exchange rates (+4.8% at current consolidation scope and exchange rates), driven by activities in the United Kingdom, thanks to the increase in commercial collection and hazardous waste volumes and the contribution of integrated contracts (particularly Leeds and Staffordshire);

-

the consolidation of Proactiva’s Water and Waste operations.

Conversely, Energy Services revenue declined -7.0% at current consolidation scope and exchange rates (-10.1% at constant consolidation scope and exchange rates), mainly due to a highly negative weather effect in France, and the impact of the programmed end of gas cogeneration contracts in France.

Water

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
5,113.1	5,000.4	+2.3%	+3.1%	+1.2%	-2.0%

The growth in Water segment revenue of 3.1% at constant consolidation scope and exchange rates (+2.3% at current consolidation scope and exchange rates) is mainly due to the increase in Construction activity and the favorable impact of price increases in Central and Eastern Europe.

Revenue growth improved significantly in the second quarter of 2014, increasing 5.2% at constant consolidation scope and exchange rates compared with +0.9% in the first quarter.

-

Revenue from Water Operations activities remained relatively stable, increasing 0.4% at constant consolidation scope and exchange rates (+1.0% at current consolidation scope and exchange rates).

-

Technologies and Networks activities benefited from favorable organic growth, increasing 8.9% at constant consolidation scope and exchange rates (+5.0% at current consolidation scope and exchange rates). This growth is mainly attributable to the start-up of major projects in VWS, and particularly in the industrial Design and Build sector (desalination project in the Middle East).

Waste

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
4,175.1	3 984.7	+4.8%	+2.8%	+3.3%	-1.3%

14/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Waste revenue grew 2.8% at constant consolidation scope and exchange rates (+4.8% at current consolidation scope and exchange rates), primarily thanks to:

-

solid momentum in the United Kingdom, driven by the increase in commercial collection and hazardous waste volumes and the contribution of integrated contracts (particularly Leeds and Staffordshire);

-

the consolidation of Proactiva’s Waste activities;

-

the progression of revenue in Australia (landfill volumes and industrial services).

Revenue growth decreased slightly in the second quarter to 2.5% at constant consolidation scope and exchange rates, compared with 3.3% in the first quarter of 2014 on the same basis.

Energy Services

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
1,833.6	1,972.3	-7.0%	-10.1%	+3.6%	-0.5%

Energy Services revenue fell 7.0% during the period at current consolidation scope and exchange rates (-10.1% at constant consolidation scope and exchange rates). This decline was mainly due to the negative impact of weather conditions in the winter of 2013-2014 compared with the particularly harsh weather the year before and the impact of the programmed end of gas cogeneration contracts in France.

Nonetheless, a marked improvement in Energy Services revenue trends was recorded in the second quarter of 2014. Revenue contracted only 2.8% at constant consolidation scope and exchange rates in the second quarter of 2014 compared with -14.2% in the first quarter (positive impact of TNAI activities in North America).

Other

Revenue (€ million)
Half-year ended June 30 2014	Half-year ended June 30, 2013, re-presented	% Change 2014/2013	Internal growth	External growth	Foreign exchange impact
109.7	116.4	-5.8%	-5.8%	n/a	+0.0%

The Other business reported a 5.8% decline in revenue at constant (and current) consolidation scope and exchange rates and merits no further comment.

The Other business encompasses our Corporate holding company activities, our multiservice contracts and our engineering and consulting activities.

15/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

2.4 Other income statement items

2.4.1 Selling, general and administrative expenses

Selling, general and administrative expenses declined from €1,422.1 million for the first half of 2013 to €1,419.3 million for the first half of 2014, representing a decrease of 0.2%.

The ratio of selling, general and administrative expenses declines from 12.8% for the half-year ended June 30, 2013, to 12.6% for the half-year ended June 30, 2014.

At constant consolidation scope and exchange rates, excluding wage inflation and net movements in management pension plans, selling, general and administrative expenses decrease by €72million (contraction of 5%).

This decrease is due to continued organizational optimization and the cost reduction program implemented by the Group since 2012.

2.4.2 Reconciliation of Operating income and Operating income after share of net income (loss) of equity-accounted entities with Adjusted operating income and analysis

Operating income as presented in the income statements for the half-years ended June 30, 2014 and June 30, 2013 on a re-presented basis, breaks down as follows by operating segment:

	Operating income
(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013	% Change	% Change at constant exchange rates
France	106.1	108.6	-2.3%	-2.3%
Europe, excluding France	126.3	93.6	34.9%	35.6%
Rest of the World	117.6	66.0	78.3%	85.6%
Global Businesses	48.4	55.9	-13.4%	-12.0%
Dalkia	108.3	93.7	15.5%	15.5%
Other	(88.8)	(53.9)	-64.7%	-64.7%
Total	417.9	363.9	14.8%	16.6%
Operating income margin	3.7%	3.3%

16/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

The reconciliation of Operating income and Operating income after share of net income (loss) of equity-accounted entities for the half-years ended June 30, 2014 and 2013 (re-presented) with Adjusted operating income breaks down as follows:

Half-year ended June 30, 2014				Adjustments
(€ million)	Operating income (A)	Share of net income (loss) of equity-accounted entities (B)	Operating income after share of net income (loss) of equity-accounted entities (C)	Impairment losses on goodwil (D)	Other (1) (E)	Adjusted operating income (2) (F)
France	106.1	(0.7)	105.4	-	-	105.4
Europe, excluding France	126.3	16.0	142.3	-	(2.0)	144.3
Rest of the World	117.6	22.1	139.7	-	-	139.7
Global Businesses	48.4	4.1	52.5	-	-	52.5
Dalkia	108.3	29.1	137.4	-	(1.5)	138.9
Other	(88.8)	50.3	(38.5)	-	(22.0)	(16.5)
Total	417.9	120.9	538.8	-	(25.5)	564.3

 (C) = (A)+(B) and (F)= (C)-(D)-(E)

(1) In the half-year ended June 30, 2014, restructuring costs relating to the head office voluntary departure plan are excluded from adjusted operating income, as are restructuring costs in the United Kingdom.

(2) Adjusted operating income is defined in Section 7.2.

Half-year ended June 30, 2013, re-presented				Adjustments
(€ million)	Operating income (A)	Share of net income (loss) of equity-accounted entities (B)	Operating income after share of net income (loss) of equity-accounted entities (C)	Impairment losses on goodwill (1) (D)	Other (2) (F)	Adjusted operating income (3) (E)
France	108.6	1.5	110.1	-	-	110.1
Europe, excluding France	93.6	3.9	97.5	(48.5)	-	146.0
Rest of the World	66.0	19.7	85.7	-	-	85.7
Global Businesses	55.9	4.2	60.1	-	-	60.1
Dalkia	93.7	67.6	161.3	-	-	161.3
Other	(53.9)	14.9	(39.0)	-	(17.1)	(21.9)
Total	363.9	111.8	475.7	(48.5)	(17.1)	541.3

(C) = (A)+(B) and (F)= (C)-(D)-(E)

(1) Impairment losses on goodwill other than negative goodwill presented in the “Other” adjustments column. Comprised impairment losses of €48.5 million recognized in the Waste division in Germany in the half-year ended June 30, 2013.

(2) In the half-year ended June 30, 2013, re-presented, restructuring costs relating to the head office voluntary departure plan are excluded from adjusted operating income.

(3) Adjusted operating income is defined in Section 7.2.

17/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

The change in adjusted operating income, as defined in Section 7.2, breaks down as follows:

	Adjusted operating income
(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013	% Change	% Change at constant exchange rates
France	105.4	110.1	-4.2%	-4.2%
Europe, excluding France	144.3	146.0	-1.2%	-0.7%
Rest of the World	139.7	85.7	62.9%	69.6%
Global Businesses	52.5	60.1	-12.6%	-11.5%
Dalkia	138.9	161.3	-13.9%	-13.1%
Other	(16.5)	(21.9)	24.7%	24.7%
Total	564.3	541.3	4.3%	5.8%

Adjusted operating income1 for the half-year increased 4.3% at current exchange rates (+5.8% at constant exchange rates) to €564.3 million, compared with re-presented figures for the half-year ended June 30, 2013. This increase was mainly due to:

-

the significant increase in adjusted operating cash flow during the first half of 2014;

-

the increase in the share of adjusted net income of joint ventures and associates to €122.4 million for the half-year, up 9.5% on a current basis (compared with re-presented €111.8 million for the half-year ended June 30, 2013), attributable to the impact of the sale of Marius Pedersen in the amount of €48.9 million in 2014, offset by the weaker performance of Dalkia International due to the highly negative weather impact;

-

negative movements in provisions for pensions compared with the first-half of 2013 of around €32 million in VE S.A. due to the reversal of provisions for the closure in 2013 of the executive management defined benefit pension plan.

The €120.9 million share of net income of equity-accounted entities can be split between the share of net income of joint ventures and the share of net income of associates:

•

Share of net income of joint ventures

The share of net income of joint ventures was €104.3 million for the half-year ended June 30, 2014, compared with re-presented net income of €99.5 million for the half-year ended June 30, 2013.

This increase is due to the €48.9 million capital gain realized on the disposal of Marius Pedersen and the weaker performance of Dalkia International.

Dalkia International Contribution (1) (€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	% Change	% Change at constant consolidation scope and exchange rates
Revenue	2,076.0	2,436.6	-14.8%	-9.1%
Operating income after share of net income (loss) of equity-accounted entities	144.6	211.6	-31.7%	-30.7%
Adjusted operating cash flow	257.7	313.6	-17.8%	-14.6%
Industrial investments (incl. OFA)	(104.9)	(107.3)	2,2%	n/a

(1)

 Dalkia International contribution at 100%

The fall in Dalkia International revenue is primarily due, in the amount of -€105.3 million, to a negative weather impact, particularly in Central Europe, tied to the exceptionally mild weather in the first quarter of 2014 compared with the particularly harsh winter conditions of the prior year.

1 After the share of adjusted net income of joint ventures and associates

18/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Chinese Water Concessions Contribution (2) (€ millions)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	% Change	% Change at constant consolidation scope and exchange rates
Revenue	264.7	261.5	1.2%	4.9%
Operating income after share of net income (loss) of equity-accounted entities	28.6	29.1	-2.1%	1.4%
Adjusted operating cash flow	55.5	56.6	-1.9%	1.5%
Industrial investments (incl. OFA)	(24.5)	(16.9)	-45.0%	n/a

(2)

 Group share

A more detailed analysis is presented in Notes 8 and 30 to the Condensed consolidated financial statements for the half-year ended June 30, 2014.

•

Share of net income of associates

The share of net income of associates was €16.6 million for the half-year ended June 30, 2014, compared with re-presented €12.3 million for the half-year ended June 30, 2013 and merits no further comment.

2.4.3 Reconciliation of Operating income with adjusted operating cash flow and analysis

The reconciliation of operating income with adjusted operating cash flow for the periods ended June 30, 2014 and June 30, 2013 (re-presented):

Half-year ended June 30, 2014 (€ million)	Operating income (A)	Net charges to operating provisions (B)	Net depreciation and amortization (C)	Impairment losses on goodwill	Capital gains (losses) on divestiture of non-current assets (E)	Other (F)	Adjusted operating cash flow (G)
TOTAL	417.9	(43.0)	(554.9)	-	4.5	2.6	1,008.7

(G) = (A)-(B)-(C)-(D)-(E)-(F)

Half-year ended June 30, 2013, re-presented (€ million)	Operating income (A)	Net charges to operating provisions (B)	Net depreciation and amortization (C)	Impairment losses on goodwill	Capital gains (losses) on divestiture of non-current assets (E)	Other (F)	Adjusted operating cash flow (G)
TOTAL	363.9	34.9	(562.7)	(48.5)	16.6	(6.4)	930.0

(G) = (A)-(B)-(C)-(D)-(E)-(F)

A breakdown of the reconciliation by operating segment is presented in Note 30 to the Condensed consolidated financial statements for the half-year ended June 30, 2014.

Changes in adjusted operating cash flow by operating segment were as follows:

19/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

(€ million)	Adjusted operating cash flow
	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change
			at current exchange rates	at constant exchange rates
France	311.2	293.5	6.0%	6.0%
Europe, excluding France	293.4	286.7	2.3%	2.1%
Rest of the World	258.6	188.1	37.5%	44.3%
Global Businesses	94.8	94.2	0.6%	1.7%
Dalkia	109.7	128.7	-14.8%	-14.8%
Other	(59.0)	(61.2)	3.6%	3.4%
Adjusted operating cash flow	1,008.7	930.0	8.5%	9.9%
Adjusted operating cash flow margin	9.0%	8.4%

Changes in adjusted operating cash flow by business were as follows:

(€ million)	Adjusted operating cash flow
	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change
			at current exchange rates	at constant exchange rates
Water	436.4	427.0	2.2%	3.8%
Waste	463.8	404.1	14.8%	16.0%
Energy Services	146.5	154.9	-5.4%	-4.4%
Other	(38.0)	(56.0)	32.1%	32.3%
Adjusted operating cash flow	1,008.7	930.0	8.5%	9.9%
Adjusted operating cash flow margin	9.0%	8.4%

Adjusted operating cash flow rose 9.9% at constant exchange rates (8.5% at current exchange rates) to €1,008.7 million for the half-year ended June 30, 2014, compared with re-presented €930.0 million for the half-year ended June 30, 2013.

Excluding Dalkia France, adjusted operating cash flow would have increased 12.3% at current exchange rates and 13.9% at constant exchange rates.

The increase in adjusted operating cash flow benefited in the first half of 2014 from:

-

the positive contribution of cost saving plans;

-

growth in Water activities in France, as well as in Central and Eastern Europe tied to price increases;

-

the solid performance of Waste operations in the hazardous waste sector and a favorable volume effect in Australia and the United Kingdom;

-

the full consolidation of Proactiva Medio Ambiente in Latin America.

Conversely, adjusted operating cash flow was impacted by:

-

contractual erosion in Water activities and trends in scrap metal prices in Waste operations in France;

-

a decline in the profitability of Water activities in Germany, mainly due to unfavorable weather conditions;

-

a difficult first half-year for Dalkia in France, due to the unfavorable weather conditions and the impact of the programmed end of gas cogeneration contracts. Dalkia France adjusted operating cash flow nonetheless benefited from a favorable price effect for services.

The foreign exchange impact on adjusted operating cash flow was limited to -€13.3 million and mainly reflects the appreciation of the euro against the Australian dollar (-€8.1 million), the US dollar (-€2.9 million) and the Czech crown (-€3.1 million). The pound sterling appreciated against the euro for €4.2 million.

20/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Analysis by operating segment:

France

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	311.2	293.5	6.0%	6.0%
Adjusted operating cash flow margin	11.3%	10.5%
Adjusted operating income *	105.4	110.1	-4.2%	-4.2%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow increased by 6.0% at constant and current exchange rates to €311.2 million for the half-year ended June 30, 2014, compared with re-presented €293.5 million for the half-year ended June 30, 2013.

The adjusted operating cash flow of Water activities in France grew due to the impact of the cost reduction program, which outweighed that of unfavorable contractual changes.

For the Waste business, the change in adjusted operating cash flow was penalized by trends in scrap metal prices.

In France, cost savings plans had a net impact on adjusted operating cash flow for the half-year ended June 30, 2014 of €15.7 million for Water operations and €10.6 million for Waste operations.

Adjusted operating income declined by 4.2% to €105.4 million for the half-year ended June 30, 2014, compared with re-presented €110.1 million for the half-year ended June 30, 2013. The decrease in adjusted operating income from Waste operations in France was mainly due to the change in reversals of asset impairment provisions and the negative impact of the change in the discount rate applied to provisions for site remediation.

Adjusted operating income of Water activities in France increased compared to June 30, 2013, in line with the increase in adjusted operating cash flow.

Europe excluding France

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	293.4	286.7	2.3%	2.1%
Adjusted operating cash flow margin	12.1%	12.1%
Adjusted operating income *	144.3	146.0	-1.2%	-0.7%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow in Europe, excluding France increased by 2.1 % at constant exchange rates (+2.3% at current exchange rates) to €293.4 million for the half-year ended June 30, 2014, compared with re-presented €286.7 million for the half-year ended June 30, 2013.

For the half-year ended June 30, 2014, growth in adjusted operating cash flow was particularly marked for Waste operations in the United Kingdom. It also benefited from the good momentum of Water activities in Central and Eastern Europe related to price increases, as well as the net impact of cost reduction plans.

The adjusted operating cash flow of Water activities in Germany was penalized by unfavorable weather conditions in the first quarter of 2014, which negatively impacted electricity, gas and heating margins of the Braunschweig contract.

Adjusted operating income declined slightly by 0.7% at constant exchange rates (-1.2% at current exchange rates) to €144.3 million for the half-year ended June 30, 2014, compared with re-presented €146.0 million for the half-year ended June 30, 2013.

21/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

This slight downturn was due to the improvement in adjusted operating cash flow offset by movements in operating provisions relating to the fair value remeasurement of assets in the course of divestiture in Poland (-€17.7 million). Net charges to operating provisions totalled €21.5 million for the half-year ended June 30, 2014, compared with a re-presented net reversal of €4.2 million for the half-year ended June 30, 2013.

Rest of the World

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	258.6	188.1	37.5%	44.3%
Adjusted operating cash flow margin	12.0%	10.0%
Adjusted operating income *	139.7	85.7	62.9%	69.6%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow rose 44.3% at constant exchange rates (37.5% at current exchange rates) to €258.6 million for the half-year ended June 30, 2014, compared with re-presented €188.1 million for the half-year ended June 30, 2013.

This strong growth in adjusted operating cash flow mainly concerns:

-

Energy Services activities in the United States;

-

the full consolidation of Proactiva Medio Ambiente since November 28, 2013;

-

the good momentum of Water and Waste activities in Australia, mainly due to the performance of new contracts;

-

the strong performance of Water activities in Gabon and the Middle East.

Adjusted operating income increased to €139.7 million for the half-year ended June 30, 2014, compared with re-presented €85.7 million for the half-year ended June 30, 2013, due to the improvement in adjusted operating cash flow and positive movements in operating provisions, particularly in Water activities in the United States.

Global Businesses

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	94.8	94.2	0.6%	1.7%
Adjusted operating cash flow margin	4.5%	4.7%
Adjusted operating income *	52.5	60.1	-12.6%	-11.5%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow increased 1.7% at constant exchange rates (0.6% at current exchange rates) to €94.8 million for the half-year ended June 30, 2014, compared with re-presented €94.2 million for the half-year ended June 30, 2013.

This increase in adjusted operating cash flow was primarily due to:

-

the net impact of cost reduction plans;

-

the growth in hazardous waste activities, primarily in line with the increase in treated volumes (particularly following the start-up of the Osilub used oil regeneration plant).

Adjusted operating income declined 11.5% at constant exchange rates (-12.6% at current exchange rates) to €52.5 million for the half-year ended June 30, 2014, compared with re-presented €60.1 million for the half-year ended June 30, 2013. This fall in adjusted operating income was due to the recognition in 2013 of the gain on disposal of Water activities in Portugal (€15.6 million).

22/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Dalkia

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	109.7	128.7	-14.8%	-14.8%
Adjusted operating cash flow margin	7.1%	7.1%
Adjusted operating income *	138.9	161.3	-13.9%	-13.1%

* including the share of adjusted net income (loss) of joint ventures and associates.

Dalkia France adjusted operating cash flow fell by 14.8% at constant and current exchange rates to €109.7 million for the half-year ended June 30, 2014, compared with re-presented €128.7 million for the half-year ended June 30, 2013. This decrease was mainly due to particularly unfavorable weather conditions, the impact of the programmed cessation of gas cogeneration contracts and unfavorable movements in energy prices.

Adjusted operating income was €138.9 million for the half-year ended June 30, 2014, compared with re-presented €161.3 million for the half-year ended June 30, 2013. Adjusted operating income was heavily affected by the impact of unfavorable weather conditions in Central Europe in Dalkia International. The share of net income (loss) of equity-accounted entities of Dalkia, including Dalkia International was €29.1 million for the half-year ended June 30, 2014, compared with re-presented €67.5 million for the half-year ended June 30, 2013 (see Section 2.4.2).

Other

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	(59.0)	(61.2)	3.6%	3.4%
Adjusted operating cash flow margin	-26.5%	-28.1%
Adjusted operating income (loss)*	(16.5)	(21.9)	24.7%	24.7%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow of the Other segment improved by 3.4% at constant exchange rates (+3.6% at current exchange rates) to -€59 million for the half-year ended June 30, 2014, compared with re-presented -€61.2 million for the half-year ended June 30, 2013.

Adjusted operating cash flow benefited from the decrease in restructuring costs associated with the head office voluntary departure plan between the first half of 2013 and the first half of 2014, as well as from cost reductions following the regrouping of the corporate headquarter facilities completed since July 2013.

This improvement was partially offset by a worsening of the adjusted operating cash flow of specialized insurance holding companies, in line with an increase in claims.

The adjusted operating loss improved significantly by 24.7% at constant and current exchange rates to €16.5 million for the half-year ended June 30, 2014, compared with re-presented loss of €21.9 million for the half-year ended June 30, 2013.

This change was due to the improvement in adjusted operating cash flow and the impact of the sale of Marius Pedersen in June 2014 in the amount of €48.9 million, recognized in the share of net income (loss) of joint ventures and associates. The adjusted operating loss was also impacted by provision reversals following amendments to VE S.A. executive management pension plans of €32 million compared to the first half of 2013 and provisions for contractual risks on an industrial multiservice contract.

23/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

2.4.4 Net finance costs

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013, re-presented
Income	24.3	22.5
Expenses	(250.9)	(328.1)
Net finance costs	(226.6)	(305.6)
Other financial income and expenses	16.3	13.4

Net finance costs totalled €226.6 million for the half-year ended June 30, 2014, compared with re-presented €305.6 million for the half-year ended June 30, 2013 (see Note 20 to the Condensed consolidated financial statements for the half-year ended June 30, 2014).

Net finance costs for the half-year ended June 30, 2013 included a one-off expense of €43 million relating to the June 2013 buyback of bonds in the amount of €699 million euro equivalent.

The financing rate (as defined in section 7.2) was 5.16% for the half-year ended June 30, 2014, stable compared to the rate for the half-year ended June 30, 2013, excluding the cost of bond issue buybacks in June 2013 of €43 million (presented as a non-recurring item in net finance costs).

The stability of the financing rate between June 2013 and June 2014 is due to the positive impact of active debt management, with in particular the partial buybacks in 2013 and the amortization of the 2013 and 2014 bond lines, offset by the cost of carrying the liquidity, the impact of the increase in short-term rates on the floating-rate portion of net financial debt and the consolidation of Proactiva’s debt at the end of 2013 (average outstanding debt of €150 million in the first half of 2014 at a rate of 11%).

2.4.5 Income tax expense

The income tax expense for the half-year ended June 30, 2014 was €100.1 million.

The tax rate for the half-year ended June 30, 2014 was 38.2% after adjustment for one-off items and primarily the impact of divestitures performed during the first half of 2014 and asset impairments. The income tax rate for the half-year ended June 30, 2013 was 52.6% after adjustment for one-off items and primarily the goodwill impairment in Waste operations in Germany and other non-deductible costs or costs that cannot be deducted for tax purposes due to the projected taxable income of the corresponding subsidiaries.

The decrease in the tax rate adjusted for one-off items is mainly due to the improvement of the French tax group results, which is still recording a deficit (with no impact on tax expense due to the fact that losses are not recognized for the French tax group).

2.4.6 Net income (loss) from discontinued operations

The net loss from discontinued operations was €22.4 million for the half-year ended June 30, 2014, compared with a re-presented net loss of €16.4 million for the half-year ended June 30, 2013 and includes equity-accounted entities divested or in the course of divestiture. See Note 23 to the Condensed consolidated financial statements for the half-year ended June 30, 2014.

This net loss for the half-year ended June 30, 2014 mainly reflects operations divested or in the course of divesture, i.e. Water activities in Morocco and Citelum urban lighting activities in the Energy Services division.

2.4.7 Net income (loss) attributable to other associates

Net income attributable to other associates (Transdev Group) totalled €4.4 million for the half-year ended June 30, 2014, compared with a net loss of €5.5 million for the half-year ended June 30, 2013.

24/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Key operational indicators for Transdev Group (at 100%) for the half-years ended June 30, 2014 and June 30, 2013, on a re-presented basis, are as follows:

(€ million)	Transdev Group Half-year ended June 30, 2014 (*)	Transdev Group Half-year ended June 30, 2013 (*)
Revenue	3,216.2	3,362.7
Adjusted operating cash flow	175.2	173.7
Operating income	57.3	26.3
Net income (loss) for the period	21.8	(25.5)

(*) Transdev Group at 100%, including the results of SNCM.

At constant consolidation scope and exchange rates, Transdev reported a decrease in revenue of 2.3%.

This decrease is due to the cessation or loss of contracts in the Netherlands (Public transport of Utrecht and Twente, and Taxi Valys), the United States (Las Vegas, OCTA) and France (Nice, Menton), partially offset by the Melbourne contract launched in August 2013, the expansion in France of inter-city and Greater Paris activities, as well as growth outside France, particularly in Germany (with the launch of the Rosenheim regional train contract), Chile and the United States (transport-on-demand activity).

Transdev Group adjusted operating cash flow improved 6.5% at constant consolidation scope and exchange rates. This improvement, despite the negative impact of contract losses, was due to solid operating performance, in particular in France and in Australia.

The increase in operating income for the half-year ended June 30, 2014 was due to the increase in adjusted operating cash flow and favorable movements in provisions, as well as the goodwill impairment recognized in the United Kingdom in the first half of 2013, and the increase of net income of equity-accounted entities.

The increase in the net income of Transdev Group primarily reflects its solid operating performance over the period.

2.4.8 Net income (loss) attributable to non-controlling interests

Net income attributable to non-controlling interests was €59.3 million for the half-year ended June 30, 2014, compared with re-presented €84.7 million for the half-year ended June 30, 2013. This decrease was mainly due to the downturn in the performance of Dalkia International and Dalkia France over the period.

2.4.9 Net income (loss) attributable to owners of the Company

Net income attributable to owners of the Company was €151.1 million for the half-year ended June 30, 2014, compared with re-presented €0.8 million for the half-year ended June 30, 2013. Adjusted net income attributable to owners of the Company was €187.5 million for the half-year ended June 30, 2014, compared with re-presented €133.8 million for the half-year ended June 30, 2013.

Given the weighted average number of shares outstanding of 536.2 million in the first six months of 2014 (basic and diluted) and 510.9 million in the first six months of 2013 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was €0.15 for the half-year ended June 30, 2014, compared with -€0.03 for the half-year ended June 30, 2013. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.35 for the half-year ended June 30, 2014, compared with re-presented €0.26 for the half-year ended June 30, 2013.

25/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Adjusted net income for the half-year ended June 30, 2014 breaks down as follows:

Half-year ended June 30, 2014 (€ million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	564.3	(25.5)(*)	538.8
Net finance costs	(226.6)	-	(226.6)
Other financial income and expenses	16.3	-	16.3
Income tax expense	(100.5)	0.4	(100.1)
Share of net income (loss) of other equity-accounted entities	-	4.4	4.4
Net income (loss) from discontinued operations	-	(22.4)	(22.4)
Non-controlling interests	(66.0)	6.7	(59.3)
Net income (loss) attributable to owners of the Company	187.5	(36.4)	151.1

* Adjustments to operating income are presented in Section 2.4.2.

Re-presented adjusted net income for the half-year ended June 30, 2013 breaks down as follows:

Half-year ended June 30, 2013, re-presented (€ million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	541.3	(65.6)(*)	475.7
Net finance costs	(262.6)	(43.0)(**)	(305.6)
Other financial income and expenses	13.4	-	13.4
Income tax expense	(76.1)	-	(76.1)
Share of net income (loss) of other equity-accounted entities	-	(5.5)	(5.5)
Net income (loss) from discontinued operations	-	(16.4)	(16.4)
Non-controlling interests	(82.2)	(2.5)	(84.7)
Net income (loss) attributable to owners of the Company	133.8	(133.0)	0.8

* Adjustments to operating income are presented in Section 2.4.2.

** Costs related to bond buybacks at the end of the year, as presented in Section 2.4.4.

26/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

3. Financing

The following table summarizes the Statement of change in net financial debt and the Consolidated cash flow statement and the reconciling items between both statements for the half-years ended June 30, 2014 and 2013.

Half-year ended June 30, 2014:

(€ million)	Statement of change in net financial debt (NFD)	Reconciling items	Consolidated cash flow statement**
Operating cash flow before changes in working capital	1,049		1,049
Income taxes paid	(83)		(83)
Changes in working capital	(586)		(586)
Net cash from operating activities (A)	380		380
Net cash used in investing activities (in the Statement of change in net financial debt) (B)	(306)	92	n/a
Dividends received (including from joint ventures and associates) (C)	50		50
Increase/(decrease) in receivables and other financial assets (D)	(28)		(28)
Net cash used in investing activities (in the Consolidated cash flow statement)	n/a (1)		(192)
Net increase/(decrease) in current borrowings	-	(887)	(887)
New non-current borrowings and other debt	-	112	112
Issues of deeply subordinated securities including paid coupons (E)	(68)		(68)
Principal payments on non-current borrowings and other debt	-	(28)	(28)
Issues of share capital subscribed by the non-controlling interests (F)	-		-
Other share capital changes including issues of share capital by VE SA (G)	-		-
Dividends paid (H)	(247)		(247)
Net interest paid (I)	(206)	(100)	(306)
Transactions with non-controlling interests: partial purchases		(92)	(92)
Transactions with non-controlling interests: partial sales		2	2
Net cash used in financing activities	(521)		(1,514)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H) + (I)	(425)
Effect of foreign exchange rate changes and other (*)	(44)	54	10
Change	(469)	(847)	(1,316)
NET FINANCIAL DEBT/NET CASH AT THE BEGINNING OF THE PERIOD	(8,177)		4,058
NET FINANCIAL DEBT/NET CASH AT THE END OF THE PERIOD	(8,646)		2,742

(*): In the half-year ended June 30, 2014, the line item “Effect of foreign exchange rate changes and other” in the Statement of change in net financial debt primarily includes the impact of the reclassification to assets and liabilities held for sale of activities in Israel in the amount of €31.4 million, activities in Morocco in the amount of €22.8 million and Citelum in the amount of €25.2 million.

(**): As presented in the financial statements.

(1)

The symbol n/a denotes that this figure in the table does not correspond to the definition of net cash from (used in) investing activities in the Consolidated cash flow statement or the Statement of change in net financial debt.

27/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Half-year ended June 30, 2013:

(€ million)	Statement of change in net financial debt (NFD)	Reconciling items	Consolidated cash flow statement**
Operating cash flow before changes in working capital	989		989
Income taxes paid	(123)		(123)
Changes in working capital	(749)		(749)
Net cash from operating activities (A)	117		117
Net cash used in investing activities (in the Statement of change in net financial debt) (B)	(248)	(147)	N/A (1)
Dividends received (including from joint ventures and associates) (C)	76		76
Increase/(decrease) in receivables and other financial assets (D)	(338)		(338)
Net cash used in investing activities (in the Consolidated cash flow statement)	N/A (1)		(657)
Net increase/(decrease) in current borrowings	-	(599)	(599)
New non-current borrowings and other debt	-	81	81
Issues of deeply subordinated securities including paid coupons (E)	1,454	-	1,454
Principal payments on non-current borrowings and other debt	-	(1,181)	(1,181)
Issues of share capital subscribed by the non-controlling interests (F)	1		1
Other share capital changes including issues of share capital by VE SA (G)	0	0	-
Dividends paid (H)	(172)	-	(172)
Net interest paid (I)	(334)	(125)	(459)
Transactions with non-controlling interests: partial purchases		(9)	(9)
Transactions with non-controlling interests: partial sales		1	1
Net cash used in financing activities	949	(1,832)	(883)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H) + (I)	556
Effect of foreign exchange rate changes and other (*)	235	(134)	101
Change	791	(2,113)	(1,322)
NET FINANCIAL DEBT/NET CASH AT THE BEGINNING OF THE PERIOD	(10,822)		4,745
NET FINANCIAL DEBT/NET CASH AT THE END OF THE PERIOD	(10,031)		3,423

(*): In the half-year ended June 30, 2013, the line item “Effect of foreign exchange rate changes and other” in the Statement of change in net financial debt primarily includes the impact of the reclassification to assets held for sale of cash relating to the divestiture of Eolfi in the amount of €68.5 million and the reclassification to assets and liabilities held for sale of activities in Morocco in the amount of €33.2 million.

(**): As presented in the financial statements.

(1)

The symbol n/a denotes that this figure in the table does not correspond to the definition of net cash from (used in) investing activities in the Consolidated cash flow statement or the Statement of change in net financial debt.

3.1 Operating cash flow before changes in working capital

Operating cash flow before changes in working capital totalled €1,049.5 million in the half-year ended June 30, 2014, compared with re-presented €988.6 million in the half-year ended June 30, 2013, including adjusted operating cash flow of €1,008.7 million (compared with re-presented €930 million in the first half of 2013), operating cash flow from financing activities of €42.9 million (compared with re-presented €50.8 million in the first half of 2013) and operating cash flow from discontinued operations of -€2.1 million (compared with re-presented €7.8 million in the first half of 2013).

An analysis of adjusted operating cash flow is presented in Section 2.4.3.

28/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

3.2 Working capital

The cash deterioration associated with working capital requirements was €586.4 million for the half-year ended June 30, 2014, compared with re-presented €748.8 million for the half-year ended June 30, 2013. This change mainly reflects the impact of the seasonal nature of the Group’s activities.

3.3 Net investment flows

Net investment flows for the half-years ended June 30, 2014 and June 30, 2013 break down as follows:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Net cash from/(used in) investing activities in the Consolidated cash flow statement	(192)	(657)
New operating financial assets (OFA)	(1)	-
Industrial investments	(3)	(11)
Financial investments	(1)	(10)
Transactions with non-controlling interests: partial purchases	(92)	(9)
Industrial and financial divestitures	3	176
Transactions with non-controlling interests: partial sales	2	1
Dividends received	(50)	(76)
Increase/(decrease) in receivables and other financial assets	28	338
Net cash from/(used in) investing activities in the Statement of change in net financial debt	(306)	(248)
Issues of share capital subscribed by the non-controlling interests	-	1
Total Net Investments	(306)	(247)

The Group continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance. Acquisitions and divestitures are detailed below:

(€ million)	Half-year ended June 30, 2014	Half-year ended June 30, 2013
Industrial investments	(501)	(536)
New operating financial assets	(78)	(76)
Total industrial investments	(579)	(612)
Financial investments	(37)	(13)
Transactions with non-controlling interests: partial purchases	(92)	(9)
Total Gross Investments	(708)	(634)
Industrial divestitures	28	30
Financial divestitures	281	261
Transactions with non-controlling interests: partial sales	2	-
Issues of share capital subscribed by the non-controlling interests	-	1
Total divestitures	311	292
Principal payments on operating financial assets	91	95
Total Net Investments	(306)	(247)

29/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Industrial investments declined nearly 5% compared with the half-year ended June 30, 2013 re-presented. This decrease was particularly marked in France and Canada.

Growth industrial investments fell 8.2% over the half-year ended June 30, 2014, amounting to €303 million, compared with €329 million for the half-year ended June 30, 2013 re-presented.

Maintenance-related industrial investments fell 4.3% over the period to €198 million for the half-year ended June 30, 2014, compared with €207 million for the half-year ended June 30, 2013 re-presented. The significant increase in PFI investments in the United Kingdom is of note: €98 million for the half-year ended June 30, 2014, compared with €53 million for the half-year ended June 30, 2013, representing an increase of nearly 85%, mainly focused on growth investments.

Financial investments in the half-year ended June 30, 2014 included the buyout of minority interests in the Water sector in Central and Eastern Europe in the amount of €90.9 million and the acquisition of control of Kendall in the United States for a consideration of €19 million.

In the first half of 2014, financial (in enterprise value) and industrial divestitures amounted to €311 million (including transactions between shareholders) and primarily included the divestiture of the investment in Marius Pedersen for €240 million. Note that Water activities in Portugal were sold in the first half of 2013 for €91 million (enterprise value).

3.4 Free Cash Flow

The Company monitors the free cash flow indicator, a non- GAAP indicator defined in Section 7.2. The calculation of this indicator is presented in Section 3.

Free cash flow for the half-year ended June 30, 2014 (after payment of the dividend) was negative €425 million, compared with negative €898 million for the half-year ended June 30, 2013, re-presented for the issue (at the beginning of January 2013) of deeply subordinated perpetual securities denominated in euros and pound sterling in the amount of €1,454.0 million.

Free cash flow for the half-year ended June 30, 2014 mainly reflects the increase in adjusted operating cash flow and management of industrial investments, despite the seasonal nature of the change in operating working capital.

3.5 External financing

3.5.1 Net financial debt and adjusted net financial debt

(€ million)	As of June 30, 2014	As of December 31, 2013
Non-current borrowings	8,495.6	9,496.8
Current borrowings	2,994.5	2,912.8
Bank overdrafts and other cash position items	133.1	216.1
Sub-total borrowings	11,623.2	12,625.7
Cash and cash equivalents	(2,874.8)	(4,274.4)
Fair value gains/losses on hedge derivatives	(102.2)	(174.6)
Net financial debt	8,646.2	8,176.7
Loans granted to joint ventures	2,773.1	2,725.0
Adjusted net financial debt (1)	5,873.2	5,451.7

(1)

 for definition, see sub-section 7.2 below.

Loans granted to equity-accounted entities consist of loans to Dalkia International of €2,018.4 million and loans to Transdev Group of €621.9 million as of June 30, 2014.

30/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

Non-current borrowings of the Group fall due as follows as of June 30, 2014:

(€ million)	Amount	Maturity of non-current borrowings
		1 to 3 years	4 to 5 years	More than 5 years
Bonds	7,981.7	1,467.4	1,705.0	4,809.3
Bank borrowings	513.9	195.7	112.0	206.2
Non-current borrowings	8,495.6	1,663.1	1,817.0	5,015.5

3.5.2 Liquidity position

Liquid assets of the Group break down as follows:

(€ million)	As of June 30, 2014	As of December 31, 2013
Veolia Environnement:
Undrawn MT syndicated loan facility	2,962.5	3,000.0
Undrawn MT bilateral credit lines	750.0	975.0
Undrawn ST bilateral credit lines	225.0	0.0
Letter of credit facility	414.1	350.2
Cash and cash equivalents	2,317.0	3,670.4
Subsidiaries:
Cash and cash equivalents	557.8	604.0
Total liquid assets	7,226.4	8,599.6
Current debts and bank overdrafts and other cash position items
Current debts	2,994.5	2,912.8
Bank overdrafts and other cash position items	133.1	216.1
Total current debts and bank overdrafts and other cash position items	3,127.6	3,128.9
Total liquid assets net of current debts and bank overdrafts and other cash position items	4,098.8	5,470.7

The decrease in liquid assets is mainly due to the redemption of the 2014 euro bond line for a nominal amount of €575 million, the payment of the dividend to shareholders and the seasonal nature of working capital.

Veolia Environnement may draw on the multi-currency syndicated credit facility and all credit lines at any time.

Undrawn medium-term syndicated loan facilities

The two syndicated loan facilities comprising a €2.5 billion multi-currency credit facility and a €0.5 billion credit facility available for drawdown in Polish zloty, Czech crown and Hungarian forint were not drawn as of June 30, 2014.

Letter of credit facility

As of June 30, 2014, USD 284.5 million was drawn under the facility in the form of letters of credit. USD 565.5 million (€414.1 million euro equivalent) of the facility may be drawn in cash and is undrawn and therefore recorded in the above liquidity table.

3.5.3 Bank covenants

Based on due diligence performed within the subsidiaries, the Company considers that the covenants included in the Group’s material financing agreements were satisfied (or had been waived by lenders) as of June 30, 2014.

31/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

4. Pro forma financial information

Pro forma data in connection with the shareholding restructuring of the Energy Services division

These figures include 6 months’ contribution from Dalkia International at 100% and exclude Dalkia operations in France. These figures do not include any restatement of inter-company activity between the two entities nor the impact of any potential synergies:

	Half-year ended June 30, 2014 pro forma	Half-year ended June 30, 2013 pro forma	% change at current exchange rates	% change at constant exchange rates
Revenue	11,764.1	11,714.6	0.4%	2.2%
Adjusted operating cash flow	1,153.2	1,112.8	3.6%	5.3%
Industrial investments (incl. OFA)	(591.9)	(608.7)	2.8%	n/a

First-half 2014 pro forma adjusted operating cash flow is up overall compared with the first half of 2013, despite the decrease in the adjusted operating cash flow of Dalkia International, primarily due to unfavorable weather conditions in the first quarter of 2014.

5. Forward-looking Information and objectives

For the 2014 fiscal year1, in view of the progress made on implementation of the transformation plan, Veolia confirms its annual objectives:

•

growth in revenue;

•

adjusted operating cash flow growth of around 10%;

•

significant growth in adjusted operating income;

•

reduction in financial expenses;

•

significant growth in adjusted net income attributable to owners of the Company; and

•

proposal of a dividend of €0.70 per share in relation to the 2014 fiscal year.

Beginning 2015, the Group aims to achieve, in a mid-cycle economic environment:

•

organic revenue growth of more than 3% per year;

•

adjusted operating cash flow growth of more than 5% per year;

•

an adjusted leverage ratio (adjusted net financial debt / operating cash flow before changes in working capital + principal payments on operating financial assets) of the order of 3x, +/-5%;

•

a dividend payout ratio in line with the historical average;

•

net cumulative cost savings of €750 million, of which 80% will benefit adjusted operating income due to accounting standards for joint ventures.

This document contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Group’s control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

1 At constant exchange rates

32/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

6. Risk factors

The main risk factors that the Group may face are described in section 4 of the Annual Financial Report of the 2013 Registration Document published on March 18, 2014 and in Item 3 of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 16, 2014.

33/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

7. Appendices to the Operating and Financial Review

7.1 Reconciliation of previously published and re-presented data for the half-year ended June 30, 2013 (4)

€ million	Half-year ended June 30, 2013, published	Restatement IFRS 5 (1)	Half-year ended June 30, 2013, re-presented

Revenue	11,074	-	11,074
Adjusted operating cash flow	930	-	930
Operating income	364	-	364
Operating income after share of net income (loss) of equity-accounted entities (2)	473	+3	476
Adjusted operating income (3)	538	+3	541
Net Income attributable to owners of the Company	4	-3	1
Adjusted Net Income attributable to owners of the Company (4)	131	+3	134
Gross Investments	634	-	634
Free Cash Flow	556	-	556
Net financial debt	10,031	-	10,031
Loans granted to joint ventures	3,302	-	3,302
Adjusted net financial debt	6,729	-	6,729

(1)

Recognition of the contribution of the Veolia Transdev joint venture under Share of net income (loss) of equity-accounted entities within continuing operations.

(2)

Including the re-presented share of net income (loss) of joint ventures and associates for the half-year ended June 30, 2013.

(3)

Including the re-presented share of adjusted net income (loss) of joint ventures and associates for the half-year ended June 30, 2013.

(4)

Unaudited figures.

7.2 Accounting definitions

•

GAAP (IFRS) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5. Adjusted operating cash flow does not include the share attributable to equity-accounted entities.

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses divested or in the course of divestiture, in accordance with IFRS 5.

34/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

•

Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance.

The new standards, IFRS 10, 11 and 12, have modified existing indicators or created new indicators that are described below:

-

Following application of the new standards, inter-company loans granted to joint ventures are no longer deducted from net financial debt. Non-eliminated inter-company loans are presented in the balance sheet in loans and financial receivables. As these loans and receivables are not included in the Group definition of Cash and cash equivalents and these joint ventures no longer generate strictly operating flows in the consolidated financial statements, the Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures;

-

Adjusted operating income is equal to net income after the share of adjusted net income (loss) of equity-accounted entities, adjusted to exclude the impact of goodwill impairment, negative goodwill recognized in net income and certain special items. Special items are items that are not expected to recur each year and that substantially change the economics of one or more cash-generating units.

The other indicators were not impacted by the new standards and are defined as follows:

-

The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:

•

 the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed,

•

 new contracts, and

•

 the acquisition of operating assets allocated to a particular contract or project;

-

The term “external growth” includes growth through acquisitions (performed in the current period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

-

The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

-

Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

-

The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period, including net finance costs of discontinued operations;

-

Adjusted net income attributable to owners of the Company is equal to net income attributable to owners of the Company adjusted to exclude goodwill impairment, negative goodwill recognized in net income and certain special items. Special items are items that are not expected to recur each year and that substantially change the economics of one or more cash-generating units;

-

The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;

-

Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid;

35/36

Veolia Environnement – Operating and Financial Review for the half-year ended June 30, 2014

-

The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investments net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests.

The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

36/36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2014

VEOLIA ENVIRONNEMENT
By:	/s/ Antoine Frérot
Name: Antoine Frérot Title: Authorized Signatory